Exhibit 99.6
Consolidated Financial Statements of
Concordia International Corp. (formerly Concordia Healthcare Corp.)
December 31, 2016 and 2015

[2]

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Concordia International Corp. (“Concordia”) is responsible for establishing and maintaining adequate internal control over financial reporting. Concordia’s management assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2016. Concordia’s management used criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Concordia’s internal control over financial reporting. Based on management’s assessment, management concluded that Concordia’s internal control over financial reporting was effective as at December 31, 2016.

The effectiveness of the company’s internal control over financial reporting as at December 31, 2016 has been audited by PricewaterhouseCoopers LLP, an Independent Auditor, as stated in their report which appears herein.

March 15, 2017

[3]

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Concordia International Corp.

We have completed an integrated audit of Concordia International Corp. and its subsidiaries’ (together, the "Company") 2016 consolidated financial statements and their internal control over financial reporting as at December 31, 2016 and an audit of their 2015 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Concordia International Corp. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015 and the consolidated statements of loss, comprehensive loss, changes in equity (deficit) and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit as at December 31, 2016 and for the year then ended in accordance with the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the company’s consolidated financial statements as at December 31, 2015 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Concordia International Corp. and its subsidiaries as at December 31, 2016 and December 31, 2015 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
As discussed in Note 2 to the consolidated financial statements, the Company has assessed its liquidity position and related risks, evaluated uncertainties related to this assessment, and described management's current plans to address these risks and uncertainties.

[4]

Report on internal control over financial reporting
We have also audited Concordia International Corp. and its subsidiaries’ internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Concordia International Corp. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario
March 15, 2017

[5]

Concordia International Corp.
Consolidated Balance Sheets
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

As at	Dec 31, 2016	Dec 31, 2015
Assets
Current
Cash and cash equivalents (Note 3)	397,917	155,448
Accounts receivable (Note 6)	182,492	193,194
Inventory (Note 7)	92,807	100,613
Prepaid expenses	6,837	10,820
Income taxes recoverable	4,417	6,175
Interest receivable (Note 13)	20,444	—
Other current assets	9,110	15,945
	714,024	482,195
Intangible assets (Notes 5 & 8)	2,279,720	3,961,742
Goodwill (Notes 5 & 9)	707,930	824,529
Fixed assets	5,366	5,053
Deferred income tax assets (Note 12)	979	2,271
Derivative financial instruments (Note 13)	23,555	—
Other assets	—	6,469
Total Assets	3,731,574	5,282,259

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	169,493	158,486
Provisions (Note 11)	27,234	32,729
Dividend payable	—	3,825
Income taxes payable	45,801	41,987
Current portion of long-term debt (Note 14)	76,492	18,745
Current portion of purchase consideration payable (Note 21)	104,039	253,600
	423,059	509,372
Long-term debt (Note 14)	3,469,285	3,302,581
Purchase consideration payable (Note 21)	7,505	39,342
Deferred income tax liabilities (Note 12)	181,238	274,102
Derivative financial instruments (Note 13)	27,854	—
Other liabilities	206	654
Total Liabilities	4,109,147	4,126,051

Shareholders' (Deficit) Equity
Share capital (Note 15)	1,277,175	1,274,472
Contributed surplus	49,949	23,556
Accumulated other comprehensive loss	(343,824)	(104,293)
Deficit	(1,360,873)	(37,527)
Total Shareholders' (Deficit) Equity	(377,573)	1,156,208
Total Liabilities and Shareholders' Equity	3,731,574	5,282,259
Commitments and contingencies (Note 19)

Approved and authorized for issue by the Board of Directors on March 14, 2017.

"Rochelle Fuhrmann"	"Allan Oberman"
Director (Signed)	Director (Signed)

The accompanying notes are an integral part of these consolidated financial statements.

[6]

Concordia International Corp.
Consolidated Statements of Loss
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	For the year ended
	Dec 31, 2016	Dec 31, 2015
Revenue (Note 11)	816,159	394,224
Cost of sales (Notes 7 & 25)	221,202	94,294
Gross profit	594,957	299,930

Operating expenses (Note 25)
General and administrative	56,455	29,697
Selling and marketing	51,133	23,486
Research and development	40,637	14,992
Acquisition related, restructuring and other	35,968	57,207
Share-based compensation (Note 17)	30,753	16,198
Exchange listing expenses	—	1,051
Amortization of intangible assets (Note 8)	182,819	75,810
Impairments (Notes 8 & 9)	1,132,243	—
Depreciation expense	1,939	477
Change in fair value of purchase consideration	(8,929)	561
Litigation settlements	14,246	—
Total operating expenses	1,537,264	219,479

Operating (loss) income from continuing operations	(942,307)	80,451

Other income and expense
Interest and accretion expense (Note 14)	299,741	128,142
Interest income (Note 13)	(21,671)	(311)
Fair value gains and losses on derivative contracts (Note 13)	2,620	—
Foreign exchange (gain) loss	(3,626)	4,056
Unrealized foreign exchange loss (Note 13)	128,574	—
Loss from continuing operations before tax	(1,347,945)	(51,436)

Income taxes (Note 12)
Current	37,795	9,911
Deferred	(71,647)	(31,922)
Net loss from continuing operations	(1,314,093)	(29,425)

Net loss from discontinued operations (Note 26)	(1,601)	(2,143)
Net loss for the year	(1,315,694)	(31,568)

Loss per share, from continuing operations (Note 16)
Basic loss per share	(25.76)	(0.81)
Diluted loss per share	(25.76)	(0.81)

Loss per share, including discontinuing operations (Note 16)
Basic loss per share	(25.79)	(0.87)
Diluted loss per share	(25.79)	(0.87)

The accompanying notes are an integral part of these consolidated financial statements.

[7]

Concordia International Corp.
Consolidated Statements of Comprehensive Loss
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Dec 31, 2016	Dec 31, 2015
Loss for the year	(1,315,694)	(31,568)

Other comprehensive loss, net of tax
Amounts that will be reclassified to consolidated statement of loss
Cumulative translation adjustment	(343,529)	(136,473)
Net investment hedge of GBP denominated loans (net of taxes of $15,955 and (2015 - $4,796))	105,559	32,454
Cross currency derivative financial instruments (net of taxes) (Note 13 (a))	(1,561)	—
Other comprehensive loss for the year, net of tax	(239,531)	(104,019)
Total comprehensive loss for the year	(1,555,225)	(135,587)

The accompanying notes are an integral part of these consolidated financial statements.

[8]

Concordia International Corp.
Consolidated Statements of Changes in (Deficit) Equity
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Share Capital
	Number of Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings/(Deficit)	Total Shareholders' Equity
Balances, January 1, 2015	28,861,239	247,035	5,028	(274)	5,761	257,550
Issuance of Common Stock	20,896,708	1,015,234	—	—	—	1,015,234
Dividends (Note 15)	—	—	—	—	(11,720)	(11,720)
Exercise and vesting of stock based compensation	1,236,450	12,203	(6,563)	—	—	5,640
Share based compensation (Note 17)	—	—	16,248	—	—	16,248
Taxes for share based compensation	—	—	8,843	—	—	8,843
Net income for the year	—	—	—	—	(31,568)	(31,568)
Net investment hedge of GBP denominated loans (net of taxes of $4,796)	—	—	—	32,454	—	32,454
Cumulative translation adjustment	—	—	—	(136,473)	—	(136,473)
Balances, December 31, 2015	50,994,397	1,274,472	23,556	(104,293)	(37,527)	1,156,208

Dividends (Note 15)	—	—	—	—	(7,652)	(7,652)
Exercise and vesting of stock based compensation	95,159	2,703	(2,619)	—	—	84
Share based compensation (Note 17)	—	—	30,753	—	—	30,753
Taxes for share based compensation	—	—	(1,741)	—	—	(1,741)
Net loss for the year	—	—	—	—	(1,315,694)	(1,315,694)
Net investment hedge of GBP denominated loans (net of taxes of $15,955)	—	—	—	105,559	—	105,559
Cross currency derivative financial instruments (net of taxes) (Note 13 (a))	—	—	—	(1,561)	—	(1,561)
Cumulative translation adjustment	—	—	—	(343,529)	—	(343,529)
Balances, December 31, 2016	51,089,556	1,277,175	49,949	(343,824)	(1,360,873)	(377,573)

The accompanying notes are an integral part of these consolidated financial statements.

[9]

Concordia International Corp.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	For the year ended
	Dec 31, 2016	Dec 31, 2015
Cash flows from operating activities
Net loss from continuing operations	(1,314,093)	(29,425)
Adjustments to reconcile net income to net cash flows from operating activities:
Interest and accretion expense (Notes 14)	299,741	128,142
Interest income (Note 13)	(21,671)	(311)
Depreciation and amortization (Note 8)	184,758	76,287
Share based compensation expense (Note 17)	30,753	16,198
Non-cash inventory fair value adjustments (Note 7)	21,412	33,932
Fair value gains on purchase consideration (Note 21)	(8,929)	(99)
In-process research and development impairments (Note 8)	58,470	—
Impairments (Notes 8 & 9)	1,073,773	—
Income tax recovery (Note 12)	(33,852)	(22,011)
Loss on sale of equipment and other assets	74	338
Realized loss on foreign exchange forward contract	—	5,126
Fair value loss on derivative contract liabilities (Note 13)	2,620	—
Unrealized foreign exchange loss	128,574	—
Contingent consideration paid (Note 21)	(4,037)	—
Income taxes paid	(20,283)	(16,220)
Other non-cash expense	1,103	—
Changes in non-cash working capital (Note 27)	6,088	(67,535)
Cash flows from operating activities - continuing operations	404,501	124,422
Cash flows from operating activities - discontinued operations	3,789	(2,417)
Net cash flows from operating activities	408,290	122,005
Cash flows used in investing activities
Purchase consideration paid	(30,677)	(3,807,160)
Purchase of fixed assets and development costs	(1,881)	(2,048)
Proceeds from sale of assets	—	10,000
Interest earned	966	—
Cash flows used in investing activities - continuing operations	(31,592)	(3,799,208)
Net cash flows used in investing activities	(31,592)	(3,799,208)
Cash flows used in financing activities
Proceeds from credit facilities	350,000	4,154,500
Deferred financing costs paid	(20,275)	(203,032)
Proceeds from exercise of options	84	6,233
Repayment of long-term debt	(18,193)	(880,104)
Proceeds from issuance of common shares	—	805,140
Equity issuance costs paid	—	(21,289)
Loss on foreign exchange forward contract	—	(5,126)
Contingent consideration paid (Note 21)	(143,170)	(4,074)
Interest paid	(251,734)	(42,878)
Dividends paid	(11,477)	(10,060)
Net cash flows (used in) from financing activities	(94,765)	3,799,310
Net change in cash and cash equivalents	281,933	122,107
Effects of exchange rate changes on cash and cash equivalents	(39,464)	(9,429)
Cash and cash equivalents, beginning of year	155,448	42,770
Cash and cash equivalents, end of year	397,917	155,448
The accompanying notes are an integral part of these consolidated financial statements.

[10]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

1. Description of Business and General Information

Concordia International Corp. (formerly known as Concordia Healthcare Corp.) (the “Company”, “Concordia”, and together with its subsidiaries, the “Group”) is an international specialty pharmaceutical company, owning or licensing, through its subsidiaries, a diversified portfolio of branded and generic prescription products. Concordia has three reportable operating segments, which consist of Concordia North America, Concordia International and Orphan Drugs, as well as a Corporate cost centre. On April 29, 2016, the shareholders of the Company approved a name change of the Company from "Concordia Healthcare Corp." to "Concordia International Corp." The name change was effected by the Company on June 27, 2016.
Concordia North America has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. Concordia North America operations are conducted through Concordia Pharmaceuticals Inc, S.à R.L. (“CPI”). CPI has a portfolio of branded products and authorized generic contracts.
Concordia International operations are conducted through Concordia International (Jersey) Limited (formerly known as Amdipharm Mercury Limited) and certain of its subsidiaries (“Concordia International”). Concordia International is an international specialty pharmaceutical company, owning or licensing a diversified portfolio of branded and generic prescription products, which are sold to wholesalers, hospitals and pharmacies in over 90 countries.
Both the Concordia North America and Concordia International segments have products manufactured and sold through an out-sourced production and distribution network and marketed internationally through a combination of direct sales and local partnerships. Manufacturing is outsourced to a network of contract manufacturers.
Concordia’s Orphan Drugs segment operations are conducted through Concordia Laboratories Inc., S.à R.L. (“CLI”). CLI owns Photofrin® for the treatment of certain forms of rare cancer. In addition to the approved Orphan indications for Photofrin®, CLI is currently focusing on the use of Photofrin® for the treatment of lung cancer in line with its approved indications.
The Corporate cost centre consists of centralized costs incurred by the Company, as ultimate parent company of the Group.
Concordia's business does not experience a significant amount of seasonal variation in demand.
The Company’s shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “CXR” and are listed for trading on the NASDAQ Global Select Market® under the symbol “CXRX”.
The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.
These financial statements include trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in these financial statements may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in these financial statements are the property of their respective owners.

[11]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

2. Assessment of Liquidity and Management's Plans

The Company manages its capital structure to fund its ongoing operations and service our obligations which the Company manages through a process of budgeting and forecasting cash flows. The Company defines capital mainly as shareholders’ equity and long-term debt. In addition to the cash flows generated by operations, the Company relies on existing cash resources, debt and equity financing to operate its business.
As of December 31, 2016, the Company’s liquidity was substantially comprised of $398 million of cash and cash equivalents and $60 million under an undrawn revolving credit facility (refer to Note 14).
The Company incurred a loss from operations for the year ended December 31, 2016 of $1.3 billion, and has a shareholders’ deficiency of $378 million. Cash flows from operating activities was $408 million in 2016, which is expected to decline in 2017 due a number of factors including competitive pressures in the Concordia North America segment.
Since inception, the Company has expanded significantly through acquisitions to become an international pharmaceutical company with a large portfolio of products in the North American, United Kingdom and other international markets with a total of approximately $3.7 billion of long-term debt. The Company’s long-term debt arrangements, as described in Note 14, are not currently subject to financial maintenance covenants. The Company currently has up to $60 million available to it in a revolving credit facility before it is subject to financial maintenance covenants. Principal payments of approximately $34 million are due in October 2017 on the maturity of the equity bridge loan and a total of approximately $43 million of mandatory term loan facilities payments are due in 2017 through the required quarterly principal payments. No other principal payments are required through to maturity on the Company's extended bridge facility, unsecured notes and secured notes. The long term debt arrangements reach maturity during the period commencing October 21, 2021 for the term loan facilities through to April 21, 2023 for the extended bridge facility and three senior notes (refer to Notes 14 and 20).
In October 2016, the Company determined it was important to improve its liquidity position to provide more capital to support its business and to increase its cash reserves. Accordingly, the Company issued $350 million of Secured Notes on October 13, 2016 (refer to Note 14 (e)). These cash resources provided the Company with additional liquidity as it deals with some of the challenges posed by the decline in its operating performance, high leverage, foreign exchange risks and business environment challenges in both the North American and international markets. Funds from ongoing operations, cash on hand and a portion of the proceeds from the Secured Notes offering were used to fund cash earn-out payments of approximately $206.5 million (GBP 144 million) to the Vendors of Amdipharm Mercury Limited (refer to Note 5), whereby one half of the earn-out was settled in December 2016 and the other half was paid in February 2017 along with accrued interest.
Given the declining performance of the Concordia North America segment, and related product impairments which contributed to the net loss from operations in the year ended December 31, 2016, the Company now has significantly greater reliance on the Concordia International segment’s cash flows to fund its long-term debt interest and principal payments which exposes the Company to significant currency risk (refer to Note 20). The majority of the Company’s long-term debt of approximately $3.7 billion is denominated in US dollars other than the GBP term loan, which as at December 31, 2016 had an outstanding balance of £495 million. To mitigate the risk of GBP/USD fluctuations, the Company entered into cross currency swaps as economic hedges of certain cash flows from its Concordia International segment denominated in GBP which will be used to fund certain interest and principal payments denominated in USD. As described in Note 13, these cross currency swaps have terms through to 2022 and 2023 and fix certain interest and principal payments over their term.
Management has evaluated whether material uncertainties exist relating to events or conditions as described in Note 4 and has considered the following in making that critical judgment:

[12]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(a)
The Company’s current operating budget and cash flows from operating activities in 2017 are expected to decline compared with 2016, however, the Company believes it will continue to generate positive cash flow from operations, which, when combined with its estimated cash and cash equivalents, the Company believes will provide liquidity that is in excess of required interest and principal payments due on its long-term debt for at least, but not limited to, the next twelve months. If the Company is able to achieve its operating budget for 2017, and after considering total purchase consideration payments of $105 million in February 2017, expected principal repayments of approximately $77 million in 2017 and considering interest payment obligations, the Company believes that its cash resources should exceed an estimated $200 million as at December 31, 2017. Furthermore, this estimated cash balance is exclusive of the up to $60 million of cash currently available to the Company under the revolving credit facility before the Company is subject to financial maintenance covenants.

(b)
The Company’s business faces certain significant risks and uncertainties, which may impact its ability to achieve its 2017 operating budget. In addition to currency risk exposures referred to above and in Note 20, the Company continues to monitor the legislative changes for impacts to the business and has certain ongoing investigations being conducted by the UK Competition and Markets Authority (CMA), the outcome of which may impact pricing practices in its International segment, as well as impose penalties on the Company. The Company is also incurring legal costs to defend the class action proceedings which were commenced against the Company (refer to Note 19). While the outcome of both of these legal actions are unknown at this time, Management recognizes that it imposes certain risks and uncertainties on the Company’s operations and cash flows, which may, in turn, impact its operating budget in 2017 and beyond. The Company believes that as at December 31, 2016, these developments are not expected to result in a material uncertainty with respect to its cash requirements for at least, but not limited to, the next 12 months.

(c)
If the Company does not generate sufficient cash to service its long-term debt obligations, it may be required to refinance or restructure its debt, sell assets or seek to raise additional capital, which may be at less favourable terms. The Company’s first significant debt maturities are not due until October 2021. Notwithstanding the above factors, the Company is highly levered at the present time, and cannot currently provide any assurance with respect to its ability to refinance its long-term debt obligations when they become due in 2021 and beyond. The Company believes it will have adequate liquidity over the next twelve months to operate its business and meet its cash requirements based on current market conditions, but that a reduction of its long-term debt may be necessary prior to October 2021. However, the need to refinance or restructure the Company's debt at some point in the future does not constitute a material uncertainty at this time.

3. Significant Accounting Policies

(a)	Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments that are measured at fair values, as described in (q) below. The accounting policies have been consistently applied throughout the period unless otherwise stated.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency.

[13]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(b)	Basis of Consolidation

The wholly owned subsidiaries of the Company are consolidated to produce the financial results for the consolidated corporation. All intercompany transactions, balances, income and expenses on transactions between the subsidiaries are fully eliminated. Profits and losses resulting from intercompany transactions that were recognized are also fully eliminated.

These consolidated financial statements include the following wholly owned material subsidiaries of the Company: CLI, CPI, Concordia Financing (Jersey) Limited, Concordia Investments (Jersey) Limited, Amdipharm Holdings S.à R.L., Amdipharm AG, Amdipharm BV, Amdipharm Limited, Amdipharm Mercury Holdco UK Ltd., Amdipharm Mercury UK Ltd., Concordia Holdings (Jersey) Limited, Amdipharm Mercury International Limited, Concordia Investment Holdings (UK) Limited, Mercury Pharma Group Ltd., Abcur AB, Concordia International Rx (UK) Limited, Focus Pharma Holdings Limited, Focus Pharmaceuticals Limited, Mercury Pharma (Generics) Ltd., Mercury Pharmaceuticals (Ireland) Ltd., Mercury Pharma International Ltd., and Mercury Pharmaceuticals Ltd.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those followed by other members of the Company.

(c)	Comparative Financial Information

Certain prior period balances have been re-classified to conform with the current period financial statement presentation.

(d)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.

The chief operating decision maker (“CODM”), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of the Company.

(e)	Business Combinations

Acquisitions during the year ended December 31, 2016 and 2015 have been accounted for as business combinations using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are recognized in income and comprehensive income as incurred. At the acquisition date, the identifiable assets acquired and the liabilities assumed are initially recognized at their fair value.

Goodwill is measured as the excess of the sum of the consideration transferred and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Changes in fair value that are not considered measurement adjustments are recognized through the consolidated statement of loss. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

[14]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Contingent consideration that is classified as a financial asset or a financial liability is remeasured at subsequent reporting dates, with the corresponding gain or loss being recognized in the consolidated statement of loss.

(f)	Foreign Currency Translation

The Company’s consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency. Each entity in the Group determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency. All of the Company’s significant subsidiaries report in U.S dollars with the exception of Concordia International and its subsidiaries which report primarily in Great British Pounds and certain others in Indian Rupees, Euros, South African Rand, United Arab Emirates Dirham, Hong Kong Dollars, Australian Dollars and Swedish Krona. Transactions in foreign currencies are initially recorded at the functional currency rate of exchange prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange prevailing at the balance sheet dates. All differences are taken to the consolidated statements of income (loss). Non-monetary items measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates in effect at the date when the fair value was determined.

The assets and liabilities of foreign operations are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet dates, and their consolidated statements of income (loss) are translated at exchange rates prevailing at the average exchange rate for the period. The exchange differences arising on the translation are taken directly to a separate component of equity (accumulated other comprehensive income (loss)). On disposal or dissolution of a foreign operation, the deferred cumulative amount recognized in equity relating to the particular foreign operation is recognized in the consolidated statements of income (loss).

(g)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held with financial institutions and other short-term, highly liquid investments with maturities of three months or less that are readily convertible to cash and which are subject to an insignificant risk of changes in value.

Cash equivalents as at December 31, 2016 includes deposits held with a major financial institution of $305,980 (2015 - $nil).

(h)	Inventory

Inventories consist of raw materials, work-in-progress and finished goods. Inventory, other than inventory acquired through a business combination, is valued at the lower of cost based on weighted average cost and net realizable value. Net realizable value is the estimated selling prices less applicable selling expenses and costs to complete the sale. If the carrying value exceeds the net realizable value, a write-down is recognized. A reserve is taken on inventory for quantities not expected to be consumed. This reserve offsets the inventory balance. Inventories acquired through business combination are initially recognized at fair value.

(i)	Intangible assets

Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Amortization is recorded on a straight line basis as follows:

[15]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Acquired product rights and manufacturing processes	7-35 years
Intellectual property	20 years
Customer list	4 years
Supplier contracts	5 years
Distribution contracts	5 years
Software and other intangibles	3-5 years

The estimated useful life is reviewed at the end of each reporting period with the effect of any changes in estimate being accounted for on a prospective basis.

In-process research & development ("IPR&D") acquired in a business combination is capitalized as an indefinite-lived intangible asset and accordingly is not amortized, but is tested for impairment on an annual basis or more frequently if there are indications that IPR&D may be impaired. When IPR&D is completed, the asset will be assigned a useful life and amortized, or when abandoned, written off as an impairment. Indefinite life intangible assets, including IPR&D, are measured at cost less accumulated impairment losses.

Costs incurred on development projects are recognized as intangible assets when technical feasibility has been met, management resources and intention to develop are committed, expenditures can be measured reliably and there is an expectation of future economic benefits. Other development expenditures are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Intellectual property acquired in a business combination is recognized separately as an intangible asset if it meets the definition of an intangible asset in accordance with IAS 38 and its fair value can be measured reliably.

All development costs with a finite useful life that have been capitalized are amortized from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit.

(j)	Goodwill

Goodwill represents the excess fair value of consideration transferred over the fair value of the underlying net assets in a business combination, and is measured at cost less accumulated impairment losses. Goodwill is not amortized, but is tested for impairment on an annual basis or more frequently if there are indications that goodwill may be impaired. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash generating units (“CGU”) or group of CGU's, that are expected to benefit from the synergies of the acquisitions. If the recoverable amount of the CGU or group of CGU's is less than the carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to other assets of the CGU or group of CGU's.

(k)	Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight line basis as follows:

Computers and equipment	3-7 years
Office furniture and fixtures	5 years
Leasehold improvements	Over the lease term

[16]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Repair and maintenance expenditures that extend the useful life of the asset are capitalized and minor repair and maintenance costs are expensed as incurred to the consolidated statement of loss and comprehensive loss. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within the consolidated statement of loss and comprehensive loss.

(l)	Impairment of Non-Financial Assets

The Company reviews assets such as property and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Intangible assets with indefinite lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired.

For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Recoverable amount is the higher of an asset’s fair value less the cost of disposal and value in use, (being the present value of the expected future cash flows of the relevant asset or CGU), as determined by management.

Any impairment losses are recognized immediately in the consolidated statement of loss and comprehensive loss. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

(m)	Provisions

Provisions are recognized when present (legal or constructive) obligations as a result of a past event will lead to a probable outflow of economic resources and amounts can be estimated reliably. Provisions are measured at management’s best estimate of the expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are more prevalent within the Concordia North America segment when compared to the Concordia International segment. The provision level is also subject to factors such as product mix and customer mix which may result in higher levels of gross to net adjustment. Refer to Note 4, which provides further detail regarding the estimates involved in making provisions.

The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. In those cases where the possible outflow of economic resources as a result of present obligations is considered remote, no liability has been recognized.

(n)	Net Investment Hedge

The Company has designated its GBP (or £) denominated term loan (refer to Note 14) as a net investment hedge with its investment in Concordia International (refer to Note 5) as this loan was entered into at the time of the acquisition of Concordia International and formed part of the consideration transferred. This term loan is carried at amortized cost, however foreign currency translation adjustments of the financial liability are recorded in other comprehensive loss at each reporting period on a net of tax basis, along with the associated cumulative translation adjustment associated with the hedged investment. There have been no amounts recorded in the consolidated statement of loss with respect to ineffective portions of the hedge or subsequent changes from the initial designation of the net investment hedge.

[17]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(o)	Derivative Financial Instruments

The Company's derivative financial instruments relate to cross currency swaps (refer to Note 13), and are carried at fair value. The Company does not hold derivative financial instruments for trading or speculative purposes. The Company has designated certain cross currency swap agreements as qualifying hedging instruments and accounts for them as cash flow hedges pursuant to IAS 39, "Financial Instruments: Recognition and Measurement." The Company also has cross currency swap agreements where hedge accounting has not been applied.
Changes in the fair value of derivative financial instruments are reported in the consolidated statement of loss, except for foreign currency cash flow hedges that meet the conditions for hedge accounting. The portion of the gain or loss on the hedging instruments that are determined to be an effective hedge are recognized directly in other comprehensive loss, and the ineffective portion in the consolidated statement of loss. Gains or losses recognized in other comprehensive income are subsequently recognized in the statement of loss in the same period in which the hedged underlying transaction or firm commitment is recognized in the consolidated statement of loss.
In order to qualify for hedge accounting, the Company is required to document in advance the relationship between the item being hedged and the hedging instrument. The Company is also required to document and demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is performed at the end of each reporting period to ensure that the hedge remains highly effective.

(p)	Income Taxes

Income taxes are comprised of current and deferred taxes. These taxes are accounted for using the liability method.

Current tax is recognized in connection with income for tax purposes, unrealized tax benefits and the recovery of tax paid in a prior period. The determination of income for tax purposes requires interpretation of the relevant rules and judgement therefore an unrealized tax benefit may arise in connection with taxation years that have not yet been reviewed by the relevant tax authority. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Current tax is measured at the tax rate applicable to the taxation period during which the income for tax purposes arose.

Deferred tax is recognized on the difference between the carrying amount of an asset or a liability, as reflected in the financial statements, and the corresponding tax base, used in the computation of income for tax purposes (“temporary difference”). A deferred tax liability is generally recognized for any temporary difference in respect of an asset where the carrying amount exceeds the tax base and in respect of a liability where the tax base exceeds the carrying amount. A deferred tax asset is generally recognized for any temporary difference in respect of an asset where the tax base exceeds the carrying amount, in respect of a liability where the carrying amount exceeds the tax base and to the extent that it is probable that income for tax purposes will be available from which the temporary difference can be deducted. Deferred tax is not recognized if a temporary difference arises in connection with goodwill or the initial recognition (other than in a business combination) of an asset or liability in a transaction that affects neither income for tax purposes nor income for accounting purposes.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient income for tax purposes will be available from which the temporary difference can be deducted. Deferred taxes are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that are enacted or substantively enacted during the reporting period and reflects the tax consequences that

[18]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

would follow from the manner in which the Company expects, at the end of the reporting period, to realize the asset or settle the liability that gave rise to the temporary difference.

Income taxes are recognized in the consolidated statement of loss, except when they relate to an item that is recognized in other comprehensive loss or directly in equity, in which case, the taxes are also recognized in other comprehensive loss or directly in equity respectively. Where income taxes arise from the initial accounting for a business combination, these are included in the accounting for the business combination.

(q)	Financial Instruments

The Company classifies all financial instruments as held-to-maturity, available-for-sale, fair value through profit or loss (“FVTPL”), loans and receivables or other liabilities. Financial assets held-to maturity, loans and receivables and financial liabilities other than those classified as FVTPL, are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss). Financial liabilities are classified as either financial liabilities classified as FVTPL or other financial liabilities. Financial liabilities are classified as FVTPL when the liability is either classified as held-for-trading or it is designated as FVTPL. A financial liability may be designated at FVTPL upon initial recognition if it forms part of a contract containing one or more embedded derivatives. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net income (loss). Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial liabilities are included in the initial carrying amount of the asset.

Financial assets and financial liabilities are recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the Company transfers substantially all risks and rewards of ownership or the contractual rights to the cash flows expire. Financial liabilities are derecognized when the obligation is discharged, cancelled or expired.

[19]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The following table illustrates the classification of the Company’s financial instruments:

Financial Instruments	Financial assets at amortized cost	Financial liabilities at amortized cost	FVTPL	Derivatives used for hedging - FVTPL	Derivatives used for hedging - FVOCI	As at Dec 31, 2016
Cash and cash equivalents	397,917	—	—	—	—	397,917
Accounts receivable	182,492	—	—	—	—	182,492
Interest receivable	20,444	—	—	—	—	20,444
Derivative contract assets	—	—	—	23,555	—	23,555
Accounts payable and accrued liabilities	—	(169,493)	—	—	—	(169,493)
Provisions	—	(27,234)	—	—	—	(27,234)
Long-term debt	—	(3,545,777)	—	—	—	(3,545,777)
Purchase consideration payable	—	(92,182)	(19,362)	—	—	(111,544)
Derivative contract liabilities	—	—	—	(27,854)		(27,854)
	600,853	(3,834,686)	(19,362)	(4,299)	—	(3,257,494)

Financial Instruments	Financial assets at amortized cost	Financial liabilities at amortized cost	FVTPL	Derivatives used for hedging - FVTPL	Derivatives used for hedging - FVOCI	As at Dec 31, 2015
Cash and cash equivalents	155,448	—	—	—	—	155,448
Accounts receivable	193,194	—	—	—	—	193,194
Accounts payable and accrued liabilities	—	(158,486)	—	—	—	(158,486)
Provisions	—	(32,729)	—	—	—	(32,729)
Long-term debt	—	(3,321,326)	—	—	—	(3,321,326)
Purchase consideration payable	—	(5,404)	(287,538)	—	—	(292,942)
	348,642	(3,517,945)	(287,538)	—	—	(3,456,841)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability, or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

[20]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and

Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

Derivative contract liabilities are considered as Level 2 financial instruments in the hierarchy. Contingent consideration payables are considered as Level 3 financial instruments in the hierarchy.

(r)	Share-based Compensation

The Company has a stock option plan as described in Note 17 that allows for the issuance of stock options to employees, directors, officers, and others as determined by the the Company’s board of directors (the “Board of Directors”). Under IFRS, each option installment is treated as a separate option grant with graded-vesting features, forfeitures are estimated at the time of grant and revised if actual forfeitures are likely to differ from previous estimates, and options granted to parties other than employees are measured at their fair value on the date goods or services are received. Over the vesting period of the option grants, the fair value is recognized as compensation expense and a related credit is recorded as reserve for share-based compensation. The reserve for share-based compensation is reduced as options are exercised through a credit to share capital. The consideration paid by option holders is credited to share capital when the options are exercised.

The Company has a long term incentive plan as described in Note 17. For each Restricted Share Unit (“RSU”), Deferred Share Unit (“DSU”) or Performance Based RSU (“Performance Based RSU”) granted under the long-term incentive plan, the Company recognizes an expense equal to the market value of a Concordia common share at the date of grant based on the number of RSUs, DSUs and Performance Based RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to reserve for share based compensation anticipated to be equity settled or a corresponding credit to a liability for those anticipated to be cash settled. Additional RSUs, DSUs or Performance Based RSUs are issued to reflect dividends declared on the common shares. Certain Performance Based RSUs are subject to market based vesting conditions and have been valued using a Monte Carlo valuation model. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs, DSUs or Performance Based RSUs that are expected to vest and, for RSUs, DSUs or Performance Based RSUs anticipated to be cash settled, changes in the market value of Concordia common shares. The effect of these changes is recognized in the period of the change. Vested RSUs, DSUs and Performance Based RSUs are settled either in Concordia common shares or in cash or a combination thereof at the discretion of the Company.

(s)	Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing the net income by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing the applicable net earnings by the sum of the weighted average number of shares outstanding during the year

[21]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

(t)	Revenue Recognition

Revenue is recognized in the consolidated statement of income (loss) when goods are delivered and title has passed, at which time all the following conditions are satisfied:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Company; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue represents the amounts receivable after the deduction of discounts, harmonized sales tax, value-added tax, other sales taxes, allowances given, provisions for chargebacks, other price adjustments and accruals for estimated future rebates and returns.

The Company operates in a number of different geographical segments, with different markets. Further detail by segment related to revenue recognition is described below:

Concordia North America segment

Revenue within the Concordia North America segment is primarily derived from two customer groups, those being wholesalers and Authorized Generic Partners (“AG Partners”). Revenue is recognized at the time of sale to the wholesaler and AG Partners as the following revenue recognition criteria have been met; 1) the wholesalers and AG Partners are responsible for setting their sales price to the final customer and collecting on their receivables; 2) the Company can reliably measure the amount of revenue to be recognized (this includes the impact of gross to net adjustments, including expected returns, wholesaler and retail inventory levels, prescription data, current market trends, competitor activity and historical experience); 3) the wholesalers and AG Partners are responsible for managing their customers; and 4) costs associated with the sale have been incurred at the time the product is sold to the wholesaler and the AG Partner.

The Company also earns revenue from licensing and profit-sharing arrangements. Under these arrangements revenue is recognized on an accrual basis in accordance with the substance of the relevant agreement. Arrangements determined on a time basis are recognized on a straight-line basis over the period of the agreement. Arrangements that are based on production, sales and other measures are recognized by reference to the underlying arrangement.

Royalty income is recognized on an accrual basis in accordance with royalty agreements.

Concordia International segment

The Concordia International segment is similar to the Concordia North America segment, as revenue is recognized at the time of sale to the wholesalers, hospitals and pharmacies. The Concordia International segment is not subject to significant levels of gross to net adjustments. Revenue is recognized on either shipment or receipt by the customer depending on the contractual terms of the sales agreement.

Orphan drugs

[22]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Orphan Drugs segment is concentrated primarily within the United States and operates through distributors. The point of revenue recognition is at the time the distributors receive the product. Revenue is recognized at this time as the distributor has no right of return, except for expired product (at which point they are entitled only to a replacement product), and full risk of ownership of the product has been transferred.

(u)	Recent Accounting Pronouncements

The following pronouncements were issued by the International Accounting Standards Board ("IASB") or the IFRS Interpretations Committee. Those pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the summary below.

(i)	Recent accounting pronouncements not yet adopted

The following pronouncements have not yet been adopted by the Company and are being evaluated to determine the resultant impact, as summarized below.

Revenue Recognition

IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”), provides a comprehensive five-step revenue recognition model for all contracts with customers. The IFRS 15 revenue recognition model requires management to exercise significant judgment and make estimates that affect revenue recognition. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements. While the Company has not fully evaluated the impact of adopting the standard, it believes there may be an impact, and will be evaluating the application of the standard and its potential impact on the Company's revenue recognition policies.

Financial Instruments

The final version of IFRS 9, “Financial Instruments” (“IFRS 9”), was issued by the IASB in July 2014 and will replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces a model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, however is available for early adoption. In addition, the own credit changes can be early adopted in isolation without otherwise changing the accounting for financial instruments. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

Financial Instruments Disclosures

IFRS 7, “Financial Instruments: Disclosures” (“IFRS 7”), has been amended by the IASB to require additional disclosures on transition from IAS 39 to IFRS 9. The amendment to IFRS 7 is effective for periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

Share-based Payments

IFRS 2, "Share-based Payments" ("IFRS 2"), was amended by the IASB in June 2016 to clarify guidance on the classification and measurement of certain share-based payment transactions. The amendment gives

[23]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

guidance on the accounting for cash-settled share-based payment transactions that include a performance condition and the classification of share-based payment transactions with net settlement features. The amendments to IFRS 2 are effective for periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of adopting the amendments on the consolidated financial statements.

Leases

IFRS 16, “Leases” (“IFRS 16”), sets out the principles for the recognition, measurement and disclosure of leases. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12-months, unless the underlying asset is of low value. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements, however it does not expect the standard to have a significant impact due to the limited volume and magnitude of leases entered into by the Company.

(ii)	Recent accounting pronouncements adopted during 2016

The Company continues to monitor changes to IFRS, including the amendments to IAS 1, “Presentation of Financial Statements”, and has implemented applicable IASB changes to standards, new interpretations and annual improvements.

The following pronouncements have been evaluated and adopted by the Company, with the resultant impact summarized below.

Statement of Cash Flows

IAS 7, "Statement of Cash Flows", was amended by the IASB with a narrow scope amendment in January 2016 to introduce additional disclosure that will enable the users of the financial statements to evaluate changes in liabilities arising from financing activities. The amendment requires additional disclosure surrounding changes arising from cash flows such as drawdowns and repayments of borrowings, and non-cash changes such as acquisitions, disposals and unrealized exchange differences. The amendment to IAS 7 is effective for periods beginning on or after January 1, 2017, with earlier application permitted. The Company has implemented an early adoption of the amendment, which includes providing additional disclosure surrounding the changes in cash flows for long-term debt, refer to Note 14.

Income Taxes

IAS 12, "Income Taxes", was amended by the IASB with a narrow scope amendment in January 2016 to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset's tax base. The amendments also clarify certain other aspects of accounting for deferred tax assets. The amendments to IAS 12 are effective for periods beginning on or after January 1, 2017, with earlier application permitted. The Company has determined that the amendments do not have an impact to the Company.
4. Critical Accounting Estimates and Judgments and Key Sources of Estimation Uncertainty

The preparation of the consolidated financial statements requires management to make a number of judgments, estimates and assumptions regarding recognition and measurement of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Information about the judgments, estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are discussed below.

[24]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Revenue Recognition

i.	Chargebacks

The provision for chargebacks is a significant and complex estimate used in the recognition of revenue. In the United States, the Company sells its products directly to wholesale distributors. The wholesale distributors sell directly to independent pharmacies, managed care organizations, hospitals and group purchasing organizations (“indirect customers”). The difference between what price the Company sells to the wholesaler and what price the wholesaler sells to the indirect customer is called a chargeback. The provision for chargebacks is based on the historical sales mix of the wholesalers for their government and retail customers. As sales are made to large wholesale customers, the Company continually monitors the provision for chargebacks and makes adjustments when it believes that actual chargebacks may differ from estimated provisions.

ii.	Returns

The provision for returns is a significant and complex estimate used in the recognition of revenue. The Company has a returns policy that allows wholesalers to return the product within a specified period prior to and subsequent to the expiration date. Provisions for returns are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. The Company estimates provisions for returns based upon historical experience, representing management’s best estimate. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future returns. The Company continually monitors provisions for returns and makes adjustments when it believes that actual product returns may differ from established reserves.

iii.	Rebates

The provision for rebates is a significant and complex estimate used in the recognition of revenue. Rebates are granted to healthcare authorities and under contractual arrangements with certain customers. Products sold in the United States are covered by various programs (such as Medicaid and Medicare) under which products are sold at a discount. The Company estimates its provisions for rebates based on current contractual terms and conditions as well as the historical experience, changes to business practices and credit terms. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future rebate liabilities. The Company continually monitors the provision for rebates and makes adjustments when it believes that actual rebates may differ from established provisions. All rebates are recognized in the period in which the underlying sales are recognized as a reduction of sales revenue.

iv.	Other price adjustments

The provision for other price adjustments is a significant and complex estimate used in the recognition of revenue. Other price adjustments are credits issued by the wholesaler to reflect various decreases in the selling price. The price that the Company sells to the wholesaler is called the Wholesale Acquisition Cost (or “WAC”). Decreases to WAC are discretionary decisions made by the wholesalers to reflect competitive market conditions. Amounts recorded for other price adjustments are based upon estimated decline in market prices. The Company regularly monitors these and other factors and re-evaluates the provision as additional information becomes available.

[25]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

v.	Prompt pay

The provision for prompt pay is an estimate used in the recognition of revenue. Prompt pay are discounts offered to customers for making early payments on their invoices within a defined period of time, prior to the payment due date under the Company's normal payment terms. The Company estimates provisions for prompt pay based upon historical experience, representing management’s best estimate. The Company continually monitors provisions for prompt pay and makes adjustments when it believes that actual prompt pay discounts may differ from established reserves.

Share-based payments and compensation

The compensation expense related to share-based payments is determined using the Black-Scholes and Monte Carlo option pricing models. The assumptions used in the model are weighted average share price at the grant date, exercise price, volatility, dividend yield, expected option life, forfeiture rate and risk free interest rate.

Impairment of non-financial assets

The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. It also reviews annually non-financial assets with indefinite life for impairment. If the recoverable amount of the respective non-financial asset is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.

Amortization of intangible and other assets

The amortization expense related to intangible and other assets is determined using estimates relating to the useful life of the related assets.

Income taxes

The Company is subject to income taxes in numerous jurisdictions. The integrated nature of the Company’s global operations gives rise to many transactions in the ordinary course of business in respect of which the determination of income for tax purposes may be uncertain. The Company uses judgment to determine its income for tax purposes which may impact the recognized amount of assets or liabilities, the disclosure of contingent liabilities or the reported amount of revenue or expense during the reporting period. The Company evaluates these judgments based upon historical experience, current and expected future outcomes, third-party evaluations and various other assumptions believed to be reasonable in the circumstances.

The evaluation by the Company may result in an unrealized tax benefit in connection with taxation years that have not yet been reviewed by the relevant tax authority. The Company believes that the amount of unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which may otherwise result in uncertainty in the determination of income for tax purposes. The unrealized tax benefit is determined based on the Company’s estimate of the potential outcomes and is reviewed during each reporting period. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the finally determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.

A deferred tax asset is generally recognized for any temporary difference in respect of an asset where the tax base exceeds the carrying amount and to the extent that it is probable that income for tax purposes will be available from which the temporary difference can be deducted and in respect of a liability where the carrying amount exceeds the tax base. The amount of the deferred tax asset recognized could be reduced if income or temporary differences from which the asset can be deducted do not materialize, which might occur due to various

[26]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

factors, including adverse business conditions. The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient income for tax purposes will be available from which the temporary difference can be deducted. The magnitude of any reduction of the amount of any temporary difference recognized is significantly influenced by the Company’s forecast of income for tax purposes.

Accounting for acquisitions

The Company assesses whether an acquisition should be accounted for as an asset acquisition or a business combination under IFRS 3. This assessment requires management to make judgments on whether the assets acquired and liabilities assumed constitute a business as defined in IFRS 3 and if the integrated set of activities, including inputs and processes acquired, is capable of being conducted and managed as a business and the Company obtains control of the business. The Company’s acquisitions have been accounted for as business combinations.

Other areas of estimation include the determination and fair value measurement of the purchase price contingent consideration on business combinations, which includes the Company developing its best estimates under IFRS 13, of projected earnings targets, the probability of the contingency being achieved, and the discount rate. Management is also required to make estimates of the fair value of assets acquired and liabilities assumed in business combinations.

Derivative Financial Instruments

The Company’s cross currency swaps are carried at fair value at each reporting date. As observable prices are not available, fair values are determined using valuation techniques that refer to observable data. The critical estimates involved in calculating the fair value are USD forward rates relative to GBP, credit spreads and credit default rates.

Going Concern

The assessment of material uncertainties related to events and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this assessment, management considers all relevant information, as described in Note 2 “Assessment of Liquidity and Management's Plans". Management has determined that there are no material uncertainties that may cast significant doubt on the Company’s ability to continue as a going concern for at least the next twelve months.
5. Acquisitions
Products Acquisition
On June 1, 2016, the Company, through wholly owned subsidiaries, completed the acquisition of four generic products and their associated global rights (the "Products Acquisition"). The products acquired included Sodium Feredetate oral solution for the treatment of anemia, Trazadone oral solution for the treatment of depression, and antihistamine Alimemazine oral solution and tablets. The Company paid £21 million, funded through cash on hand on closing of the Products Acquisition. In addition, £7 million in earn-out payments based on certain performance and supply targets were accrued at December 31, 2016 and subsequently were paid on February 6, 2017.
The purchase price allocation for the Products Acquisition is not final as the Company is in the process of concluding on its valuation of intangible assets. The revenue and net income earned from the acquired products was $9,958 and $9,373, respectively, post acquisition and on a pro forma basis revenue and net income was approximately $15,542 and $14,705, respectively, if the Company had acquired them on January 1, 2016.

[27]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Fair Value of Consideration Transferred

Cash purchase consideration paid	30,677
Purchase consideration payable	9,691
Total Consideration	40,368

Assets Acquired

The transaction has been accounted for as a business combination under the acquisition method of accounting. The following table summarizes the estimated fair values of the assets acquired as of the acquisition date.

	Amounts Recognized as of the Acquisition Date	Measurement period adjustments (c)	Amounts Recognized as of Dec 31, 2016
Acquired product rights (a)	37,011	73	37,084
Inventory (b)	3,357	(73)	3,284
Total fair value of consideration transferred	40,368	—	40,368
(a) Acquired product rights have expected useful lives of 7 years.
(b) Includes a non cash fair value increase to inventory of $3,080, of which $2,769 has been recorded in cost of sales during the year ended December 31, 2016.
(c) The measurement period adjustments were made to reflect facts and circumstances existing as of the acquisition date, and did not result from intervening events subsequent to the acquisition date. During the measurement period, the Company recorded certain adjustments to the purchase price allocation including an increase to intangible assets of $73 and a decrease to acquired inventory of $73.

The Concordia International (Jersey) Limited (formerly known as Amdipharm Mercury Limited) Acquisition)
On October 21, 2015 (the “Closing Date”) the Company, through a wholly-owned subsidiary, completed the acquisition of 100% of the outstanding shares of Amdipharm Mercury Limited (the “Concordia International Acquisition”) from Cinven, a European private equity firm, and certain other sellers (collectively the “Vendors”).

The Concordia International Acquisition was completed for cash consideration of approximately £800 million (with a value on the closing date of $1.24 billion), 8.49 million common shares of the Company (with a value on the closing date of $230.8 million) and daily interest on the total cash consideration, that accrued from June 30, 2015 to October 21, 2015 (with a value on the closing date of $47.7 million). In addition, the Company was required to pay to the Vendors a maximum cash earn-out of £144 million (with a value at closing of $206.5 million) based on Concordia International’s gross profit over a period of 12 months from October 1, 2015. On September 30, 2016 the Company exercised its option to defer the payment of one-half of this earn-out to February 1, 2017, whereby the deferred amount accrued interest from the date of the deferral on a daily basis at a rate of 8% per annum. The first-half of the earn-out payment in the amount of £72 million was paid to the Vendors on December 19, 2016. The second-half of the earn-out payment in the amount of £73.5 million, which included interest of approximately £1.5 million, was paid on February 1, 2017.

The purchase price allocation for Concordia International was finalized during the fourth quarter of 2016.

[28]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Fair Value of Consideration Transferred

Cash purchase consideration paid	2,683,260
Common shares (8.49 million)	230,843
Purchase consideration payable	206,490
Total Consideration	3,120,593

Adjusted for the following:
Discharge of Concordia International long-term debt	(1,396,434)
Discharge of other transaction liabilities	(89,700)
Cash assumed on acquisition	(76,100)
Total	1,558,359

Assets Acquired and Liabilities Assumed

The transaction has been accounted for as a business combination under the acquisition method of accounting. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date, and updated through the measurement period.

	Amounts Recognized as of the Acquisition Date	Measurement period adjustments (a)	Amounts Recognized as of Dec 31, 2016
Accounts receivable (b)	114,309	—	114,309
Inventory (c)	105,235	—	105,235
Prepaid expenses and other current assets	6,234	—	6,234
Fixed assets	4,087	—	4,087
Intangible assets (d)	2,499,171	(16,303)	2,482,868
Deferred income tax assets	319	—	319
Accounts payable	(29,144)	(1,056)	(30,200)
Accrued liabilities	(67,530)	—	(67,530)
Provisions	(5,899)	—	(5,899)
Current income taxes payable	(36,467)	—	(36,467)
Contingent consideration payable (e)	(68,984)	—	(68,984)
Deferred income tax liabilities (f)	(310,431)	(6,068)	(316,499)
Long-term debt	(1,396,434)	—	(1,396,434)
Other transaction liabilities	(89,700)	—	(89,700)
Total identifiable net assets	724,766	(23,427)	701,339
Goodwill (g)	833,593	23,427	857,020
Total fair value of consideration transferred	1,558,359	—	1,558,359

(a)
The measurement period adjustments were made to reflect facts and circumstances existing as of the acquisition date, and did not result from intervening events subsequent to the acquisition date. During the measurement period, the Company recorded certain adjustments to the purchase price allocation including an increase to accounts payable of $1,056 and a decrease to intangible assets of $16,303, resulting in an

[29]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

associated $6,068 increase to deferred tax liabilities. The adjustments to intangible assets and associated deferred income tax liabilities were the result of finalizing certain valuation assumptions existing at the date of acquisition, including estimates of product cash flows. As a result of the above adjustments, goodwill was increased by $23,427.

(b)
The fair value of trade accounts receivable acquired was $114,309, with the gross contractual amount being $114,875, of which the Company has established an initial reserve of $566 in respect of amounts which may be uncollectible.

(c)
Includes a fair value increase to inventory of $41,951, of which $23,308 was recorded in cost of sales by December 31, 2015 and the remaining amount of $18,643 was recorded in cost of sales during the three months ended March 31, 2016.

(d)	The following table summarizes the amounts and useful lives assigned to identifiable intangible assets:

	Weighted-Average Useful Lives (Years)	Amounts Recognized
Acquired product rights and manufacturing process	20	2,149,871
Distribution contracts	5	34,370
Supplier contracts	5	140,680
In-process research and development	No amortization	156,854
Other intangible assets	3-5	1,093
Total identifiable intangible assets acquired		2,482,868

(e)	The Company assumed contingent consideration payable of $68,984, which included the earn-out on the acquisitions previously completed by Concordia International.

(f)
Deferred income tax liabilities have been recognized in connection with intangible assets and inventory using the substantively enacted tax rates at which the temporary differences were expected to be realized as of the Closing Date.

(g)
The balance of goodwill that has been allocated to the Concordia International segment is the difference between the acquisition date fair value of the consideration transferred and the values assigned to the assets acquired and liabilities assumed. None of the goodwill is expected to be deductible for income tax purposes. The goodwill recorded represents the following:

•	cost savings and operating synergies expected to result from combining the operations of Concordia International with those of the Company;

•
the value of the continuing operations of Concordia International’s existing business (that is, the higher rate of return on the assembled net assets versus if the Company had acquired all of the net assets separately); and

•	intangible assets that do not qualify for separate recognition.
The Covis Portfolio Acquisition
On April 21, 2015, the Company, through its subsidiary CPI, completed the acquisition of substantially all of the commercial assets of Covis Pharma S.à R.L. and Covis Injectables S.à R.L. (collectively, “Covis”) for $1.2

[30]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

billion in cash (the “Covis Acquisition”) pursuant to the terms of an asset purchase agreement (the “Covis Purchase Agreement”). The drug portfolio acquired from Covis (the “Covis Portfolio”) consists of a portfolio of products, comprised of branded products and authorized generic contracts, that address medical conditions in various therapeutic areas.

The Company funded the acquisition through a mix of bank facilities, senior notes and equity. Accordingly, the Company entered into a credit agreement with RBC Capital Markets and a syndicate of lenders (“Credit Agreement”) having an aggregate principal amount of up to $700 million, consisting of a senior secured revolving credit facility (“Revolving Facility”) in an aggregate principal amount of up to $125 million and a senior secured term loan facility (“Term Facility”) in an aggregate principal amount of $575 million. In addition, the Company also closed a private offering of $735 million of 7% Senior Notes due 2023 (the “Senior Notes”) issued pursuant to an indenture. In connection with the Covis Acquisition, the Company also closed a short form prospectus offering, on a “bought deal” basis, of 4,329,428 subscription receipts (“Subscription Receipts”) which included the exercise by the underwriters of an over-allotment option of 15%, at a price of CAD$85.00 per Subscription Receipt for aggregate gross proceeds of CAD$368 million to the Company. Upon closing of the Covis Acquisition, each holder of Subscription Receipts automatically received without payment of additional consideration or further action, one common share of Concordia for each Subscription Receipt held.

The allocation of total consideration was allocated to assets acquired and adjusted to final as follows. There were no measurement period adjustments during the year ended December 31, 2016.

Fair Value of Consideration Transferred

Cash	1,200,000
Total Consideration	1,200,000

Assets Acquired and Liabilities Assumed

	Amounts Recognized as of Acquisition Date	Measurement Period Adjustments (a)	Amounts Recognized as of Dec 31, 2016
Inventory	6,424	10,698	17,122
Accounts receivable	616	(566)	50
Accrued liabilities	(422)	(100)	(522)
Contingent liability	(7,191)	7,191	—
Deferred tax liability	(3,340)	(888)	(4,228)
Acquired product rights	1,195,560	(10,660)	1,184,900
Total identifiable net assets	1,191,647	5,675	1,197,322
Goodwill	8,353	(5,675)	2,678
Total fair value of consideration transferred	1,200,000	—	1,200,000

(a)
The measurement period adjustments were made to reflect facts and circumstances existing as of the acquisition date, and did not result from intervening events subsequent to the acquisition date. These adjustments did not have a significant impact on the Company’s previously reported consolidated financial statements. During the measurement period, the Company recorded certain adjustments to the purchase price allocation including a decrease to acquired product rights of $10,660, an increase to the deferred tax liability of $888, an increase in accrued liabilities of $100, a decrease to contingent liability of $7,191, and a decrease to accounts receivable of $566. In addition the Company recorded a fair value increase of $10,698 to inventory in the measurement period, which entire amount had subsequently been recorded in cost of

[31]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

sales during the year ended December 31, 2015. As a result of all of the above, goodwill was decreased by $5,675.

Acquisition related costs of $12,556 were charged to the consolidated statement of income (loss) for the year ended December 31, 2015. The total amount of goodwill of $2,678 is calculated as the difference between the fair value of consideration transferred and the preliminary fair value of the assets acquired and liabilities assumed. Goodwill is primarily attributable to the benefits associated with the group of products acquired and the corresponding projected future cash flows to be earned.

On October 5, 2015, CPI sold its rights to three injectable products, Fortaz®, Zantac® and Zinacef®, which were acquired in the Covis Acquisition, for total consideration of approximately $10 million plus $1 million for purchased inventory.

The Covis Portfolio revenues of $128,859 and net income of $45,190 are included in the consolidated statement of income (loss) for the year ended December 31, 2015, since April 21, 2015.

On a pro-forma basis, Concordia’s consolidated revenues would have been higher by $475 million, gross profit higher by $339 million and net loss before tax, excluding the impact of inventory fair value adjustments ($34 million) and additional intangible amortization ($110 million), would be reduced by $180 million for the year ended December 31, 2015 had the Concordia International Acquisition and Covis Acquisition occurred on January 1, 2015.
6. Accounts Receivable

As at	Dec 31, 2016	Dec 31, 2015
Accounts receivable	185,414	199,412
Allowance for doubtful accounts	(2,922)	(6,218)
Total	182,492	193,194
Bad debt write-offs of $621 were recorded during the year ended December 31, 2016 (2015 - $1,610).

An aging of accounts receivable balances past due but not impaired is as follows:

As at	Dec 31, 2016	Dec 31, 2015
Amounts past due (net of provision)
Past due 1 - 30 days	8,288	6,112
Past due 31 - 60 days	2,413	758
Past due 61 - 120 days	3,175	905
Past due more than 120 days	1,712	—
Total	15,588	7,775

Amounts past due represent accounts receivable past due based on the customer's contractual terms. The net amounts past due of approximately $16 million, which is equivalent to 9% of the net accounts receivable balance as at December 31, 2016, has been assessed for recoverability by the Company. The majority of this balance relates to customers with a long trading history with the Company, whereby no issues of collection are expected.

[32]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

7. Inventory

As at	Dec 31, 2016	Dec 31, 2015
Finished goods	73,325	89,352
Raw materials	25,639	20,444
Work in process	14,429	7,753
Obsolescence reserve	(20,586)	(16,936)
Total	92,807	100,613

Inventory costs charged to cost of sales during the year ended December 31, 2016 were $159,381 (2015 - $83,306), which includes $18,643 (2015 - $33,932) of non-cash fair value adjustments related to inventories acquired through the Concordia International Acquisition and $2,769 of non-cash fair value adjustments related to inventories acquired through the Products Acquisition disclosed in Note 5. The Company increased its reserve for obsolete inventory by $3,650 during the year ended December 31, 2016. There were no other inventory write-downs charged to cost of sales during the year ended December 31, 2016 (2015 - $nil).
8. Intangible Assets

	Acquired Product Rights and manufacturing processes	Intellectual Property	Distribution Contracts	Supplier Contracts	IPR&D	All Other Intangibles	Total
Balance, January 1, 2015	436,863	31,105	—	—	—	2,200	470,168
Additions	3,204,669	—	35,340	135,429	308,545	1,295	3,685,278
Dispositions	(10,339)	—	—	—	—	—	(10,339)
Amortization	(67,047)	(1,640)	(1,354)	(5,188)	—	(581)	(75,810)
Impact of foreign exchange	(85,760)	—	(1,448)	(5,550)	(13,032)	(75)	(105,865)
Impairment	—	—	—	—	—	(1,690)	(1,690)
Balance, December 31, 2015	3,478,386	29,465	32,538	124,691	295,513	1,149	3,961,742

Additions	37,084	—	—	—	3,392	1,157	41,633
Measurement period adjustments (Note 5)	130,102	—	(970)	5,251	(150,686)	—	(16,303)
Dispositions	—	—	—	—	(1,103)	—	(1,103)
Transfer from IPR&D	4,235	—	—	—	(4,235)	—	—
Amortization	(149,827)	(1,640)	(6,034)	(24,900)	—	(418)	(182,819)
Impact of foreign exchange	(344,675)	—	(4,850)	(19,855)	(24,811)	(58)	(394,249)
Impairment	(1,070,711)	—	—	—	(58,470)	—	(1,129,181)
Balance, December 31, 2016	2,084,594	27,825	20,684	85,187	59,600	1,830	2,279,720

Intellectual property and acquired product rights including brands, trademarks and patents, are amortized on a straight line basis over 7 to 35 years representing management’s estimate of their useful lives. Residual values are estimated at $nil. Internally developed intangibles are not amortized until commencement of commercialization. Manufacturing process relates to specialized manufacturing know how related to acquired

[33]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

product rights. Distribution contracts and supplier contracts are amortized on a straight line basis over 5 years. All other intangibles include customer list and software intangible.
Impairment of intangible assets
In accordance with the Company's accounting policy, IPR&D is tested for impairment annually, and also when there is an indicator of impairment. The remaining intangible assets are tested for impairment when events or changes in business circumstances indicate that the carrying amount may not be recoverable.
Summary of impairments
For the year ended December 31, 2016 the Company recorded impairment losses of $1,070,711 (2015 - $nil) with respect to acquired product rights and manufacturing processes and $58,470 with respect to IPR&D (2015 - $nil).
There have been no reversals of impairment losses or any previous impairments recorded with respect to acquired product right intangible assets.
Indicators of impairment
Second quarter of 2016
In the second quarter of 2016 and as part of the second quarter end financial close process, management determined that certain triggering events had occurred with respect to two North America segment products, Nilandron® and Plaquenil®, requiring management to perform tests for impairment on these products. The triggering events included the July 2016 launch of a generic competitive product for Nilandron® and notification from the Company's AG Partner regarding market competitive pressure associated with sales volumes and pricing with respect to Plaquenil® AG.
The Company recorded a $306,189 impairment with respect to Nilandron® and a $260,887 impairment with respect to Plaquenil® in the statement of loss for the year ended December 31, 2016. The carrying value of Nilandron® and Plaquenil® recorded as acquired product rights intangible assets were written down to $60,654 and $271,263, respectively as at June 30, 2016.
Key assumptions used are as follows:
•Discount Rate: 10.4% to 11.4%
•Estimated product cash flows, including price and volume assumptions based on historical trends

Sensitivity analysis
An increase/decrease in the discount rate by 1% would have the impact to increase/decrease the total impairment to Nilandron® by $5,135 and $6,195, respectively, and Plaquenil® by $27,101 and $33,181, respectively.
A 1% increase/decrease to the revenue growth assumptions would have the impact to decrease/increase the total impairment to Nilandron® by $5,435 and $4,510, respectively, and Plaquenil® by $31,373 and $25,819, respectively.
Fourth quarter of 2016
IPR&D
The Company completed its annual impairment testing on IPR&D during the fourth quarter of 2016.
As part of the Company's annual impairment test on IPR&D it was determined that an impairment charge on these assets was required in the amount of $58,470. The impairment relates to projects that have been abandoned, or certain IPR&D projects with lower present day future forecasts compared with those at the time of the Concordia International Acquisition. The calculation of the recoverable amount of IPR&D was determined using discounted cash flow projections based on financial budgets approved by management (level 3 of fair value

[34]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

hierarchy) and a terminal growth assumption of -5%. The key assumptions and estimates used in determining the value were related to revenue growth assumptions, and the discount rate of 13.2% applied to the cash flow projections.
An increase/decrease in the discount rate by 1% would have the impact to increase/decrease the total impairment by $2,661 and $3,052, respectively.
A 1% increase/decrease to the revenue growth assumptions would have the impact to decrease/increase the total total impairment by $1,118 and $1,246, respectively.
Concordia North America
In the fourth quarter of 2016 and as part of the fourth quarter end financial close process, management determined that certain triggering events had occurred with respect to seven North America segment products, Donnatal®, Plaquenil®, Uroxatral®, Dyrenium®, Dibenzyline®, Ulesifa® and Parnate® requiring management to perform a test for impairment. The triggering events included pricing pressure and increased competition resulting in a decreased forecast of future net cash inflows from previous budgets as well as notifications from the Company's AG Partner on certain market competitive pressures.
In relation to Donnatal®, based on key assumptions including market competitive pressures reducing revenue in future periods and an 11% discount rate, no impairment charge was required to the carrying value of the associated intangible asset.
For the remaining products the Company recorded impairment charges using a fair value less costs of disposal model in the statement of loss for the year ended December 31, 2016. The impairment charges recording during the fourth quarter of 2016 and the resulting carrying values subsequent to the impairment charges were as follows:

	Impairment	Remaining Carrying Value as at Dec 31, 2016
Plaquenil®	219,354	47,089
Uroxatral®	38,544	20,567
Dyrenium®	23,056	19,621
Dibenzyline®	10,518	33,342
Parnate®	8,009	7,225
Ulesfia®	7,457	—
Total	306,938	127,844
Key assumptions of the models are as follows:
•Discount rate: 11%
•Estimated product cash flows, including price and volume assumptions based on historical trends

[35]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The following table presents a sensitivity analysis to show the impact on the impairment charges for changes in certain assumptions:

	Discount rate		Revenue growth assumption
	-1%	+1	-1%	+1%
Plaquenil®	(1,660)	1,537	1,946	(1,803)
Uroxatral®	(552)	588	641	(684)
Dyrenium®	(776)	697	1,350	(1,228)
Dibenzyline®	(1,529)	1,390	1,420	(1,290)
Parnate®	(234)	253	305	(280)
Ulesfia®	—	—	—	—
Concordia International
In the fourth quarter of 2016 and as part of the fourth quarter end financial close process, management determined that certain triggering events had occurred with respect to certain products within the Concordia International segment. These triggering events require management to perform a test for impairment. The triggering events included pricing pressure and increased competition resulting in a decreased forecast of future net cash inflows from previous budgets. The Company recorded impairment charges using a fair value less costs of disposal model, in the statement of loss for the year ended December 31, 2016. The impairment charges recording during the fourth quarter of 2016 and the resulting carrying values subsequent to the impairment charges were as follows:

	Impairment	Remaining Carrying Value as at Dec 31, 2016
Levothyroxine Sodium	61,594	90,159
Prednisolone	43,521	58,738
Hydrocortisone	26,129	8,042
Carbimazole	12,088	63,471
Tranylcypromine Sulphate	13,379	13,537
Dicycloverine	11,835	15,883
Dipipanone Cyclizine	9,904	17,696
Nefopam	8,306	21,479
Others	1,272	—
Total	188,028	289,005
Key assumptions of the models are as follows:
•Discount rate: 11%
•Estimated product cash flows, including price and volume assumptions based on historical trends

The Company also impaired other intangibles associated with manufacturing processes by $8,669 during the fourth quarter of 2016 as a result of the revenue declines within certain products as described above.

[36]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The following table presents a sensitivity analysis to show the impact on the impairment charges for changes in certain assumptions:

	Discount rate		Revenue growth assumption
	-1%	+1	-1%	+1%
Levothyroxine Sodium	(5,417)	4,783	7,810	(8,852)
Prednisolone	(3,499)	3,089	4,701	(5,328)
Hydrocortisone	(401)	355	571	(648)
Carbimazole	(3,909)	3,450	5,256	(5,957)
Tranylcypromine Sulphate	(790)	698	1,020	(1,156)
Dicycloverine	(947)	836	1,130	(1,281)
Dipipanone Cyclizine	(1,160)	1,022	513	(581)
Nefopam	(1,303)	1,151	1,626	(1,842)
9. Goodwill

As at	Dec 31, 2016	Dec 31, 2015
Opening balance	824,529	36,259
Additions	—	836,271
Measurement period adjustment (Note 5)	23,427	—
Impairment	(3,062)	(7,923)
Impact of foreign exchange	(136,964)	(40,078)
Total	707,930	824,529

A segment-level summary of the goodwill allocation is presented within Note 23.

In accordance with the Company's accounting policy, the carrying value of goodwill is assessed annually as well assessed for impairment triggers at each reporting date to determine whether there exists any indicators of impairment.

When there is an indicator of impairment of non-current assets within a CGU or group of CGUs containing goodwill, the Company tests the non-current assets for impairment first and recognizes any impairment loss on goodwill before applying any remaining impairment loss against the non-current assets within the CGU.

Summary of Impairments

For the year ended December 31, 2016, the Company recorded goodwill impairment losses of $3,062 associated with the Concordia North America segment. An impairment loss of $7,923 recorded in 2015 relates to the Company's wind down of its former Specialty Healthcare Distribution Division and its subsidiary Complete Medical Homecare, Inc. (refer to Note 26).

Third quarter of 2016

During the third quarter of 2016, the Company identified a triggering event requiring the Company to perform goodwill impairment testing. The triggering event was mainly the result of the decline of the Company's share price through to September 30, 2016, which was reflective of the reduced earnings in the Concordia North America segment. As a result of the impairment testing performed, the Company recorded an impairment loss

[37]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

of $3,062 during the third quarter of 2016, representing the entire remaining amount of goodwill associated with the Concordia North America segment.

Annual Impairment Test

The Company completed its annual goodwill impairment testing on the goodwill remaining in the Concordia International group of CGUs and the Orphan Drugs group of CGUs, which have goodwill carrying values of $679,964 and $27,966, respectively. The recoverable amount of the Concordia International group of CGUs was calculated using fair value less costs of disposal ("FVLCD"), and the Orphan Drugs group of CGUs recoverable amount was calculated based on VIU.

Concordia International

The calculation of recoverable amount of the Concordia International group of CGUs was determined using discounted cash flow projections based on financial forecasts approved by management covering a five-year period (level 3 of fair value hierarchy) and a terminal growth assumption of 2%. The key assumptions and estimates used in determining the FVLCD are related to revenue and gross margin assumptions, which are based on the financial forecast and assumed growth rates, working capital assumptions, the effective tax rate of 13% and the discount rate of 12.1% applied to the cash flow projections. As a result of the impairment testing performed, it was determined that the recoverable amount of the Concordia International group of CGUs of $2,416,263 exceeded the carrying value of the Concordia International group of CGUs of $2,168,765.

The recoverable amount would decrease by $213,573 if the discount rate were to increase by 1%, and would increase by $260,850 if the discount rate were to decrease by 1%. If the terminal growth rate were to increase or decrease by 1%, the recoverable amount would increase by $152,502, or decrease by $124,968, respectively.

Orphan Drugs

The calculation of recoverable amount of the Orphan Drugs group of CGUs was determined using discounted cash flow projections based on financial budgets approved by management covering a five-year period (level 3 of fair value hierarchy) and a terminal growth assumption of -2%. The key assumptions and estimates used in determining the VIU are related to revenue and gross margin assumptions, which are based on the financial forecast and assumed growth rates, and the discount rate of 14.8% applied to the cash flow projections. As a result of the impairment testing performed, it was determined that the recoverable amount of the Orphan Drugs group of CGUs of $67,600 exceeded the Orphan Drugs group of CGUs carrying value of $63,201.

The recoverable amount of the Orphan Drugs group of CGUs would decrease by $5,531 if the discount rate were to increase by 1%, and would increase by $6,315 if the discount rate were to decrease by 1%. If the terminal growth rate were to increase or decrease by 1%, the recoverable amount would increase by $3,069, or decrease by $2,724, respectively.
10. Accounts payable and accrued liabilities

As at	Dec 31, 2016	Dec 31, 2015
Trade payables	35,021	38,608
Accrued liabilities	69,855	70,560
Interest payable on long-term debt (Note 14)	44,280	49,318
Interest payable on Currency Swaps (Note 13)	20,337	—
Total	169,493	158,486

[38]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

11. Provisions
The following table describes movements in the Company’s provisions balance by nature of provision:

	Chargebacks/Rebates/Co-pay	Returns	Inventory management	Prompt pay	Total
Balance, January 1, 2015	12,011	8,121	1,420	247	21,799
Additions	146,834	16,226	22,035	6,288	191,383
Utilization	(137,965)	(16,809)	(19,960)	(5,719)	(180,453)
Balance, December 31, 2015	20,880	7,538	3,495	816	32,729

Additions	106,331	30,081	22,395	6,961	165,768
Utilization	(112,495)	(29,293)	(22,498)	(6,977)	(171,263)
Balance, December 31, 2016	14,716	8,326	3,392	800	27,234

The closing balance relates to provisions made to estimate the liabilities arising from chargebacks, rebates, returns and other price adjustments recorded as a reduction of revenue, as explained in Note 4. Payments are expected within 12 months from the balance sheet date. Invoices received for such charges and estimates are shown in the accounts payable when received. The provision is for the uninvoiced portion of the charges and estimates.
12. Income Taxes

Significant components of the current and deferred income tax reflected in the consolidated statements of loss are as follows:

	2016	2015
Current income tax expense	37,795	9,911

Deferred income tax expense (recovery) in respect of:
Origination & reversal of temporary differences	(64,271)	(8,633)
Change in tax rates during the period	(7,376)	(23,289)
	(71,647)	(31,922)
Provision for (recovery of) income taxes	(33,852)	(22,011)

Income taxes that are required to be reflected in equity, instead of in the consolidated statements of loss, are included in the consolidated statements of changes in (deficit) equity.

Current and deferred income tax referred to above is recognized based on management’s best estimate of the tax rates expected to apply to the income, loss or temporary difference.

The Company is subject to income tax in various jurisdictions with varying tax rates. Other than a United Kingdom legislated reduction of their tax rate to 17% (applicable after March 31, 2020) that impacts the Company’s deferred income tax assets and liabilities, there was no material change to the statutory tax rates in the taxing jurisdictions where the majority of the Company’s income for tax purposes was earned or where its temporary differences or losses are expected to be realized or settled.

[39]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Although tax rates may not have changed materially, except as noted above, the Company’s acquisition growth combined with the impact of commercial decisions and market forces have resulted in a redistribution of income for tax purposes amongst taxing jurisdictions.

The Company continues to believe the amount of unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which otherwise result in uncertainty in the determination of income for tax purposes. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the final determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.

A reconciliation of the amount of income taxes reflected above compared to the amount of income taxes that would result by multiplying loss before income taxes by the legislated tax rate applicable to the Company in Canada is as follows:

	2016	2015
Loss before income taxes	(1,347,945)	(51,436)

Expected expense / (recovery) at the Company's Canadian tax rate 26.5%	(357,205)	(13,631)
Effect of tax rates outside of Canada	261,981	(15,952)
Change in tax rates during the period	(7,376)	(23,289)
Non-deductible and non-taxable items	23,193	4,742
Capitalized expenditures	178	9,279
Change in deferred income tax assets not recognized	42,511	13,800
Other items	2,866	3,040
Provision for (recovery of) income taxes	(33,852)	(22,011)

Significant components of the deferred income tax assets and liabilities reflected in the consolidated balance sheets are as follows:

	2016	2015
Deferred income tax assets (liabilities) in respect of:
Losses and credits	987	333
Intangible assets	(179,028)	(272,646)
Other items	(2,218)	482
Deferred income tax assets (liabilities), net	(180,259)	(271,831)

Deferred income tax assets	979	2,271
Deferred income tax liabilities	(181,238)	(274,102)
Deferred income tax assets (liabilities), net	(180,259)	(271,831)

A deferred income tax asset has not been recognized for certain temporary differences that may be available to reduce income subject to tax in a taxation period subsequent to the period covered by these financial statements. The amount of such temporary differences, that is the amount before applying the relevant tax rate, which is not recognized in the consolidated balance sheets or consolidated statements of loss, is as follows:

[40]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	2016	2015
Losses and credits	505,660	280,527
Other items	51	803
Total unrecognized temporary differences	505,711	281,330

The deferred income tax assets in connection with the Company’s losses and credits that may be available to reduce income subject to tax in a taxation period subsequent to the period covered by these financial statements, is as follows:

	2016	2015
Expiring within 15 years	1,608	2,744
Expiring between 15 and 20 years	90,967	24,771
No expiration	46,925	50,799
Total deferred income tax asset in respect of losses and credits	139,500	78,314

Total in North America	92,433	27,123
Total in Europe	44,426	49,067
Total in other jurisdictions	2,641	2,124
Total deferred income tax asset in respect of losses and credits	139,500	78,314

The integrated nature of the Company’s global operations gives rise to many transactions in the ordinary course of business in respect of which the determination of income for tax purposes may be uncertain. Transactions that arise between multiple taxing jurisdictions are subject to review by these jurisdictions, where a decision of one taxing authority may not agree with the decision of another. The Company is committed to mitigating uncertainty that may arise in connection with such transactions and to this end has prepared documentation that complies with local legislation and is in accordance with international guidelines, such as those of the Organization of Economic Co-operation and Development. Refer to the Income taxes section of the Critical Accounting Estimates and Judgments and Key Sources of Estimation Uncertainty of these notes to the consolidated financial statements for additional information regarding the Company’s judgment and use of estimates relevant to income taxes.
The Company’s global operations requires a corporate structure that includes affiliated legal entities that are collectively subject to the authority of numerous taxing jurisdictions. Certain transactions may arise which create a temporary difference in connection with an affiliated legal entity. The realization of this temporary difference may result in income tax. As at December 31, 2016 the cumulative temporary difference in connection with affiliated legal entities for which a deferred income tax liability has not been recognized is $nil (2015 - $18,678). As at December 31, 2016, the Company has recognized $2,103 (2015 - $nil) deferred income tax liability in connection with the realization of such a temporary difference on the basis that it is probable that such a temporary difference will be realized in the foreseeable future.
13. Derivative Financial Instruments

The Company's derivative financial instruments consist of cross currency swap contracts (the "Currency Swaps") entered into to reduce the Company's exposure to exchange rate fluctuations between GBP and USD.
The Company has entered into the Currency Swaps as economic hedges of certain cash flows from its Concordia International segment denominated in GBP and long term debt repayments denominated mainly in USD. The Company determines for each derivative contract entered into whether hedge accounting will be applied at inception, which is based on the facts and circumstances of each contract. The application of hedge accounting requires valuation techniques using market data that also consider movements in credit ratings and spreads. On the first derivative contract further described below, the Company applied hedge accounting on inception of the

[41]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

contract. As a result of volatility in market credit risk factors subsequently, the Company opted to not apply hedge accounting on the second derivative contract (further described below in (b)) and during the fourth quarter of 2016 further movements in credit ratings and spreads caused the first derivative contract to become ineffective under hedge accounting. Management believes that despite the Company's inability to apply and maintain hedge accounting, the derivative contracts are designed to continue to mitigate the Company’s foreign currency risk and fixing certain payments related to its long term debt commitments.
Payments and contractual obligations under the Currency Swaps are with the same counterparty, however are settled on a gross basis. Therefore, the fair value of the pay and receive portions along with interest payable and receivable have been presented on a gross basis.

(a)
The Company entered into a cross currency swap contract effective August 17, 2016 (the “August 2016 Currency Swap”). The August 2016 Currency Swap reduces the Company’s exposure to exchange rate fluctuations between GBP and USD.

The August 2016 Currency Swap has a term through to April 15, 2023 and converts certain GBP cash flows to USD over the term of the August 2016 Currency Swap, thus fixing the interest rate and exchange on GBP cash flows used to fund a portion of the interest and principal payments of the Covis Notes (refer to Note 14 (d)). The August 2016 Currency Swap has the following terms:

•	$382 million principal amount, interest received rate of 10.65%, semi-annual receipts of $20,681

•	GBP 296.9 million principal amount, interest paid rate of 10.29%, semi-annual payments of GBP 15,538

•	Implicit rate of foreign exchange of 1.2865 USD per GBP

•	Contractual repricing on October 13, 2020
The Company had applied hedge accounting at the inception of the contract for the August 2016 Currency Swap. However, hedge accounting has been discontinued subsequent to September 30, 2016 due to increased hedge ineffectiveness, which has resulted in the hedge no longer qualifying for hedge accounting. The payments and receipts associated with the August 2016 Currency Swap have been reflected in the consolidated statement of loss for the year within interest and accretion expense and interest income, respectively. The August 2016 Currency Swap contract has a fair value of $23,555 as at December 31, 2016. As a result of the discontinuation of hedge accounting, a fair value gain of $24,861 on the August 2016 Currency Swap has been reflected within fair value gains and losses on derivative contracts in the consolidated statement of loss for the year.
Prior to the discontinuation of hedge accounting, the hedge was considered to be highly effective and accordingly the changes in fair value were reflected in other comprehensive income which cumulatively amounted to a fair value loss of $1,623. As a result of the de-designation of the hedge relationship, the fair value loss cumulatively reflected in other comprehensive income is being recycled to the consolidated statement of loss over the remaining term of the August 2016 Currency Swap contract. Accordingly, $62 of the fair value loss has been recorded in fair value gains and losses on derivative contracts in the consolidated statement of loss during the year, with the remaining balance of $1,561 continuing to be reflected in accumulated other comprehensive income as at December 31, 2016.
Hedge ineffectiveness is the amount arising when the cumulative gain or loss on the hedging instrument does not exactly offset the cumulative gain or loss on the hedged item attributed to the hedged risk. The amount of ineffectiveness is based on changes in forward rates utilizing the hypothetical derivative method, where changes in fair value of the hypothetical derivative and the hedging instrument are measured cumulatively from the designation date of the hedge relationship to the assessment date. The following are the sources of ineffectiveness in the hedge accounting relationship:

•	The existence of an early termination option held by the counterparty. This feature is not reflected in the hypothetical derivative.

[42]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

•	The Company’s non-performance risk, as reflected in the hypothetical derivative, through the exclusion of a credit value adjustment for this risk.

•	The counterparty’s credit risk, as reflected in the hypothetical derivative, through the exclusion of a credit value adjustment for this risk.

•	The currency basis spread implied in the actual derivative has been excluded from the hypothetical derivative.

During the year ended December 31, 2016 the Company recorded interest income of $15,369 and recorded an interest expense of $14,607 related to the August 2016 Currency Swap.

(b)
The Company entered into a cross currency swap contract effective November 3, 2016 (the “November 2016 Currency Swap”). The November 2016 Currency Swap minimizes the Company’s exposure to exchange rate fluctuations between GBP and USD.

The November 2016 Currency Swap has a term through to April 1, 2022 and converts certain GBP cash flows to USD over the term of the November 2016 Currency Swap, thus fixing the interest rate and exchange on GBP cash flows used to fund the interest and principal payments of the Secured Notes (refer to Note 14 (e)). The November 2016 Currency Swap has the following terms:

•	$350 million principal amount, interest received rate of 9.00%, semi-annual receipts of $15,750

•	GBP 286.6 million principal amount, interest paid rate of 9.95%, semi-annual payments of GBP 14,257

•	Implicit rate of foreign exchange of 1.2213 USD per GBP

•	Contractual repricing on October 1, 2020
The Company has not applied hedge accounting for the November 2016 Currency Swap. The payments and receipts associated with the November 2016 Currency Swap have been reflected in the consolidated statement of loss for the period within interest and accretion expense and interest income, respectively. The November 2016 Currency Swap contract has a fair value of $27,854 as at December 31, 2016. The fair value loss of $27,481 on the November 2016 Currency Swap from inception to December 31, 2016 has been reflected within fair value loss on derivative contract liabilities in the consolidated statement of loss for the year. The remaining portion of fair value loss of $373 as at December 31, 2016, arising from the impact of foreign exchange, has been reflected in other comprehensive income for the year.
During the year ended December 31, 2016 the Company recorded interest income of $5,075 and recorded an interest expense of $5,730 related to the November 2016 Currency Swap.

The fair values of the Currency Swaps are subject to interest rate price risk resulting from market fluctuations in interest rates. The fair values of the Currency Swaps are also exposed to currency risk as a portion of the contracts are denominated in GBP. The impacts of changes in the interest rate and GBP/USD exchange rate on the fair value of the derivative contracts are included below:

	Dec 31, 2016	Dec 31, 2015
Impact of a 1% increase in interest rates on the fair value of the Currency Swaps	(1,074)	n/a
Impact of a 1% decrease in interest rates on the fair value of the Currency Swaps	1,188	n/a
Impact of a 10 basis point increase in the GBP/USD exchange rate on the fair value of the Currency Swaps	486	n/a
Impact of a 10 basis point decrease in the GBP/USD exchange rate on the fair value of the Currency Swaps	(486)	n/a

[43]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Unrealized foreign exchange loss for the year ended December 31, 2016 was $128,574.  The primary component of the unrealized foreign exchange loss is the recognition of accumulated unrealized foreign exchange losses on certain inter-company loans associated with the Company's investment in the Concordia International segment. Prior to the entering into the cross currency swaps contracts foreign exchange translation gains and losses on these inter-company loans were not included in the statement of loss given the loans were considered to form part of the permanent investment in those subsidiaries, all such loans are eliminated on consolidation. In entering into the cross currency swaps, certain inter-company loans became designated as hedged items, and subject to on-going repayment. Accordingly, the inter-company loans were no longer considered to be permanent investments in the related subsidiaries. The unrealized foreign exchange losses represent the total loss on translation of these loans from the date of the Concordia International segment acquisition.

Interest income on cash and cash equivalents

Included within interest income on the consolidated statement of loss is interest income of $1,227 (2015 – $311) earned on deposits held with major financial institutions, which have been classified as cash equivalents within the consolidated balance sheet.
14. Long-term Debt

As at	Dec 31, 2016	Dec 31, 2015
Term Loan Facilities (a)
- USD term loan	1,089,000	1,100,000
- GBP term loan	609,099	737,258
- Revolver	—	—
Bridge Facilities (b)	134,444	135,000
9.5% Senior Notes (c)	790,000	790,000
7% Senior Notes (d)	735,000	735,000
9% Senior Secured Notes (e)	350,000	—
Balance outstanding	3,707,543	3,497,258
Less: deferred financing costs	(161,766)	(175,932)
Total long-term debt	3,545,777	3,321,326
Less: current portion	(76,492)	(18,745)
Long-term portion	3,469,285	3,302,581

(a)
The Company completed the Concordia International Acquisition as discussed in Note 5. To finance the Concordia International Acquisition, the Company entered into a credit agreement (the “Concordia International Credit Agreement") on October 21, 2015 pursuant to which a syndicate of lenders made available secured term loans in the aggregate amounts of $1.1 billion in one tranche (the “USD Term Loan”) and £500 million in a separate tranche (the “GBP Term Loan”, and together with the USD Term Loan, the “Term Loans”). In addition, the Concordia International Credit Agreement provides for, and made available to the Company, a secured revolving loan of up to $200 million that has not been drawn to date, that matures in October 2020.  All obligations of the Company under the Term Loans are guaranteed by all current and future material subsidiaries of the Company and include security of first priority interests in the assets of the Company and its material subsidiaries. The Term Loans mature on October 21, 2021, have variable interest rates and require quarterly principal repayments. During 2016, the Company made principal payments of $11,000 and £5,000 on the USD Term Loan and GBP Term Loan, respectively. In addition commencing in 2017, the Term Loans may require certain principal repayments calculated by reference to the Company’s excess cash flow as defined in the Concordia International Credit Agreement, calculated annually in respect of the prior year. No payments are required to be made during 2017 with respect to these excess cash flow terms. Interest rates on the Term Loans are calculated based on LIBOR plus applicable

[44]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

margins, with a LIBOR floor of 1%. Interest expense on the Term Loans for the year ended December 31, 2016 was $99,713 (2015 - $24,486). Commencing in 2017 the quarterly principal repayments on the Term Loans increase from a rate of 0.25% to 0.625%, and in 2019 increase to 1.25%.

(b)
On the Closing Date a syndicate of lenders also provided the Company with a senior unsecured equity bridge term loan facility of $135 million (the “Extended Bridge Loans”) and a senior unsecured equity bridge term loan facility of $45 million (the “Equity Bridge Loans” and together with the Extended Bridge Loans, the “Bridge Facilities”). All obligations of the Company under the Bridge Facilities, subject to certain customary exceptions, are guaranteed by all material subsidiaries of the Company. The Extended Bridge Loans have a seven year term to maturity and an interest rate of 9.5% for two years. If the Extended Bridge Loans are not repaid on or prior to October 21, 2017, the interest rate will increase to 11.5% and the lenders holding the Extended Bridge Loans will have the right to convert the Extended Bridge Loans into a five-year bond with an interest rate of 11.5%. The Equity Bridge Loans have a two year term to maturity and an interest rate of 9.5%. The Bridge Facilities can be repaid in full or in part at any time. In December 2015 the Company made a principal payment of $45,000 on the Bridge Facilities which was allocated pro rata between the outstanding principal of the Bridge Facilities. Interest expense on the Bridge Facilities was $12,991 for the year ended December 31, 2016 (2015 - $4,551). As at December 31, 2016 the Equity Bridge Loans with a principal balance of $33,611 have been presented as current portion of long-term debt as they mature during the fourth quarter of 2017.

(c)
On the Closing Date, the Company issued at par $790 million 9.5% senior unsecured notes due October 21, 2022 (the “October 2015 Notes”). The October 2015 Notes require no payment of principal throughout their term. Interest on the October 2015 Notes is payable semi-annually on June 15th and December 15th of each year. Interest expense on the October 2015 Notes was $75,050 for the year ended December 31, 2016 (2015 - $15,472).

(d)
In connection with the Covis Acquisition completed on April 21, 2015, the Company issued at par $735 million 7.00% senior unsecured notes due April 21, 2023 (the “Covis Notes”). The Covis Notes require no payment of principal throughout their term. Interest on the Covis Notes is payable semi-annually on April 15th and October 15th of each year. Interest on the Covis Notes was $51,450 for the year ended December 31, 2016 (2015 - $37,609).

(e)
On October 13, 2016, the Company issued at par $350 million 9.00% senior secured first lien notes due April 1, 2022 (the "Secured Notes"). The Secured Notes require no payment of principal throughout their term. Interest on the Secured Notes is payable semi-annually on April 1st and October 1st of each year. Interest expense on the Secured Notes was $7,000 for the year ended December 31, 2016 (2015 - $nil).

The Company is currently not subject to the financial maintenance covenants under the Concordia International Credit Agreement. These financial maintenance covenants are applicable only in the event that the aggregate principal amount of outstanding revolving loans under the Concordia International Credit Agreement is greater than 30 percent of the aggregate amount, or $60 million, of the available revolving facility. As the Company has not drawn on the revolving facility, the financial maintenance covenants under the Concordia International Credit Agreement do not apply at this time. Notwithstanding the aforementioned the Company is required to comply with customary non-financial covenants and each agreement that governs the Company’s debt contains cross default provisions in the event of non-compliance.

The fair value of long-term debt as at December 31, 2016 was $2.2 billion (2015 - $3.3 billion).

[45]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The following table describes movements in the Company’s long-term debt balance:

Balance, January 1, 2016	3,321,326
Additions	334,787
Repayments	(18,193)
Accretion of deferred financing fees	29,371
Impact of foreign exchange	(121,514)
Balance, December 31, 2016	3,545,777

Interest expense

	2016	2015
Interest expense payable in cash	246,204	91,228
Interest expense on Currency Swaps (Note 13)	20,337	—
Non-cash items:
Accretion of deferred financing fees	30,064	8,086
Accelerated accretion of deferred financing fees	—	26,323
Other non-cash interest	3,136	2,505
Interest and accretion expense	299,741	128,142
15. Share Capital

The Company is authorized to issue an unlimited number of common shares.

	Number of Common Shares	$
Balances as at January 1, 2015	28,861,239	247,035
Issuance of Common Shares	20,896,708	1,015,234
Exercise of stock options	1,207,250	10,237
Vesting of RSUs	29,200	1,966
Balances as at December 31, 2015	50,994,397	1,274,472

Exercise of stock options	12,500	173
Vesting of RSUs	82,659	2,530
Balances as at December 31, 2016	51,089,556	1,277,175

The Company declared dividends during the year ended December 31, 2016 of $7,652 (2015 - $11,720). On August 12, 2016, the Company announced the suspension of its annual dividend payments.

[46]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

16. Earnings (Loss) Per Share

	2016	2015
Net Income (loss) from continuing operations for the period attributable to shareholders	(1,314,093)	(29,425)

Weighted average number of common shares in issue	51,022,748	36,184,480
Adjustments for:
Dilutive stock options	334,694	1,050,922
Dilutive unvested shares	440,940	222,159
Weighted average number of fully diluted shares	51,798,382	37,457,561

Earnings (loss) per share, from continuing operations
Basic earnings (loss) per share	(25.76)	(0.81)
Diluted earnings (loss) per share	(25.76)	(0.81)

Earnings (loss) per share, including discontinuing operations
Basic earnings (loss) per share	(25.79)	(0.87)
Diluted earnings (loss) per share	(25.79)	(0.87)
17. Share Based Compensation

Employee Stock Option Plan
The Company has an incentive stock option plan that permits it to grant options to acquire common shares to its directors, officers, employees and others. The maximum number of common shares which may be reserved for issue under the stock option plan cannot exceed 10% of the issued and outstanding common shares of the Company on a non-diluted basis (which maximum number is inclusive of any common shares reserved for issuance pursuant to the Company’s LTIP (as defined below)). The exercise price at which any option may be exercised to acquire a common share of the Company must be not less than the lesser of (i) the closing trading price of the common shares on the date of grant and (ii) the volume-weighted average price of the common shares on the TSX for the five trading days immediately preceding the date of grant.
As at December 31, 2016, 728,266 stock options (2015 – 471,466) were available for grant under the stock option plan.

[47]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Information with respect to stock option transactions for the year ended December 31, 2016 and December 31, 2015 is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Balance, January 1, 2015	2,002,280	$8.72
Granted during the year	1,698,735	41.80
Cancelled during the year	(12,500)	2.40
Exercised during the year	(1,284,530)	5.02
Balance, December 31, 2015	2,403,985	$37.07

Weighted-average exercise price of options exerciseable as at December 31, 2015		$11.73

Balance, January 1, 2016	2,403,985	$37.07
Granted during the year	185,000	21.02
Forfeited during the year	(241,800)	39.00
Cancelled during the year	(200,000)	67.90
Exercised during the year	(12,500)	10.32
Balance, December 31, 2016	2,134,685	$32.73

Weighted-average exercise price of options exerciseable as at December 31, 2016		$23.79

The Black-Scholes model was used to compute option values. Key assumptions used to value the grants during the year ended December 31, 2016 are set forth in the table below:

Number of options granted	185,000
Market price	2.02 - 26.43
Fair value of options granted	1.32 - 13.81

Assumptions:
Risk-Free Interest Rate	1.38% - 1.45%
Expected Life	5
Volatility	66% to 82%
Exercise price for each of the stock options issued agreed to the market prices at the date of grant.
Volatility for options granted is derived from historical trading prices.
All the stock options issued have different vesting terms ranging from immediate vesting to vesting over a period of 3 years. Contract terms of options issued range and have a life of 7-10 years.
For the year ended December 31, 2016, the total compensation charged against income with respect to all stock options granted was $20,268 (2015 – $9,688). The compensation charged against the income statement during

[48]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

the year ended December 31, 2016 includes the impact of the accelerated vesting of stock options held by a former officer of the Company.
For the options exercised during the year ended December 31, 2016, the weighted average market price on the date of exercise was $10.32.
As at December 31, 2016 outstanding stock options were as follows:

Year of Expiry	Exercise Price	Number of Stock Options	Exercisable
2022	35.66	911,500	299,667
2023	2.02 - 26.43	285,000	112,500
2024	5.88 - 31.50	539,000	341,500
2025	32.99 - 78.36	399,185	112,232
		2,134,685	865,899

Long-Term Incentive Plan
The Company has a long-term incentive plan (“LTIP”). Under the terms of the LTIP, the Board of Directors may grant units (“Units”), which may be either RSUs or DSUs to officers, directors, employees or consultants of the Company. Each Unit represents the right to receive one common share in accordance with the terms of the LTIP.
During the year ended December 31, 2016 the Company authorized for issuance under the LTIP a total of 2,204,899 RSUs with market prices between $2.83 and $37.07 with vesting terms over 3 years. The weighted average fair value of the RSUs at grant date was $13.64.
The Company authorized for issuance a total of 1,027,803 performance based RSUs on January 7, 2016 and February 3, 2016 with market prices on the date of grant of $37.17 and $26.37, respectively. On August 8, 2016 the Board of Directors resolved to cancel 828,430 of these performance based RSUs (and a corresponding 6,584 RSUs paid as dividend equivalent amounts). Subsequently, the Board of Directors resolved to convert 116,893 of these remaining performance based RSUs to RSUs with no performance conditions with vesting terms over 3 years. In addition, 23,891 of these performance based RSUs vested in connection with the departure of the Company's former CFO and 58,589 have been cancelled in connection with the departure of other employees of the Company. As a result, the Company has recorded an expense during the fourth quarter of 2016 relating to these RSUs.
For the year ended December 31, 2016, the Company recorded share based compensation expense of $10,485 (2015 - $6,510) related to the RSUs accounted for on the basis that they will be equity-settled, with a corresponding credit to shareholders’ equity. The compensation charged against the income statement during the year ended December 31, 2016 includes the impact of the accelerated vesting of RSUs held by a former officer of the Company, offset by the impact of forfeitures during the fourth quarter of 2016.

Certain performance based RSUs are subject to non-market based performance conditions. As at December 31, 2016 the Company assessed the actual and forecasted performance underlying these outstanding performance based RSUs, and based on that assessment, no vesting or expense has been recorded with respect to these performance based RSUs during the year.

[49]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Company’s outstanding RSUs are as follows:

Number of RSUs
Balance, January 1, 2015	—
Issued during the year	254,138
Cancelled during the year	(4,776)
Vested during the year	(29,200)
Balance, December 31, 2015	220,162

Balance, January 1, 2016	220,162
Issued during the year	2,204,899
Cancelled during the year	(1,022,117)
Vested during the year	(138,782)
Balance, December 31, 2016	1,264,162
18. Related Party Transactions

The Company had the following related party transactions during the years ended December 31, 2016 and 2015:

	2016	2015
Legal fees paid or payable to a firm affiliated with a director	30	53
Total	30	53

Legal fees include professional services for advice relating to intellectual property matters. As at February 9, 2016, the firm affiliated with the director ceased providing legal services to the Company, apart from clerical and administrative work related to the transfer of files.

Certain current employees of the Concordia International segment had an equity interest in the Concordia International segment at the time of its sale to the Company.  As a result, pursuant to the share purchase agreement entered into by the Company in connection with the Concordia International Acquisition, these employees received a portion of the consideration paid by the Company to the Vendors of the Concordia International segment (including the earnout consideration paid in December 2016 and February 2017, respectively).
19. Commitments and Contingencies

Lease Commitments
The Company has operating leases relating to rental commitments for its international office locations, an aircraft lease and computer and electronic equipment leases. The leases typically run for a period of months up to five years.

[50]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The below table sets forth the Company’s obligations under operating leases:

Minimum Lease Payments
2017	4,148
2018	3,969
2019	3,413
2020	1,242
2021	638
Thereafter	296
13,706

Guarantees
All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to defend lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company holds directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.
In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Company entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Company entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.
In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of the purchaser's payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by the purchaser in connection therewith that contained payment or indemnification obligations. Pursuant to the Covis Purchase Agreement, the Company guaranteed the purchaser's obligations under the Covis Purchase Agreement. Pursuant to the share purchase agreement entered into by the Company in connection with the Concordia International Acquisition, the Company guaranteed the obligations of the purchaser under the share purchase agreement and related transaction documents.

Litigation and Arbitration
From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, commercial, antitrust, government and regulatory investigations, related private litigation and ordinary course employment-related issues. From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets. Certain of these proceedings and actions are described below.

Unless otherwise indicated the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its common shares and/or debt securities to decline.

[51]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Company, and certain of its former and current executive officers are the subject of various class action complaints relating to the Company’s August 12, 2016 press release, whereby the Company revised its 2016 guidance.  The complaints allege that the Company issued false and misleading statements to investors and/or failed to disclose that: the Company was experiencing a substantial increase in market competition against its drug Donnatal®, and other products; as a result, Concordia’s financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case and a motion to dismiss this action was filed by the Company on February 20, 2017.

The Company and certain of its former and current executive officers are also subject to a class action complaint alleging that the Company made false and/or misleading statements, as well as, failed to disclose material adverse facts about the Company's business operations and prospects, in the Company's Registration Statement, Prospectus and Supplemental Prospectus issued in connection with the Company's secondary offering on September 30, 2015. Specifically, the claim alleges that the statements were false and/or misleading and/or failed to disclose that: (i) the Company was experiencing a substantial increase in market competition against Donnatal®, and other products; (ii) consequently the Company's financial results would suffer and the Company would be forced to suspend its dividends; and (iii) as a result of the foregoing, the defendant's statements about the Company's business operations and prospects were false and misleading and/or lacked a reasonable basis. The Company has filed a motion to have this matter transferred to the Federal court hearing the class actions described immediately above.

The Company and certain of its former and current executive officers and certain members of the Board of Directors are subject to a securities class action filed in Quebec, Canada. The statement of claim alleges that the Company made materially false and misleading statements, and failed to disclose material information, from November 12, 2015 to August 11, 2016. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted.

In all of the above class actions, the Company has retained counsel and intends to vigorously defend itself.

On October 25, 2016, the Company announced that the UK Competition and Markets Authority (CMA) commenced an investigation into various issues in relation to the UK pharmaceutical sector, and that the Concordia International segment was part of the inquiry. The CMA’s investigation includes matters that pre-date Concordia’s ownership of the Concordia International segment and relates to the Company’s pricing of certain products. The Company is fully cooperating with the investigation and the CMA has not reached a view as to whether or not it may proceed with its investigation to any finding of a competition law violation.

On March 3, 2017, the Company announced that the CMA issued a statement of objections to a third party and one of the Company’s subsidiaries in relation to the supply of 10mg hydrocortisone tablets in the UK between 2013 and 2016. A statement of objections is a formal statement by the CMA that it considers that a competition infringement may have occurred. The Company intends to respond in detail to the statement of objections and continues to cooperate fully with the CMA in the investigation. This investigation includes matters that pre-date the Company’s ownership of the Concordia International segment.

During the first quarter of 2016, the Company became aware that a third party had notified wholesalers, through listing services, of its intent to distribute and sell in certain US regions what the Company believes is an illegal copy of Donnatal® that has not been approved by the FDA. On January 6, 2016, the Company commenced a lawsuit against the third party and its principal owner claiming damages from such conduct, and on April 29, 2016 and May 3, 2016 commenced proceedings against two listing services for the continued listing of the products in their database. In May 2016, this non-FDA approved product was introduced into certain US regions. In a similar lawsuit commenced against Method Pharmaceuticals, LLC ("Method") and its principal owner, the Company received a favorable jury verdict on April 21, 2016 and was awarded damages in the amount of $733. On March 2, 2017, the United States District Court - Western District of Virginia, Charlotteville Division, granted the Company's motion for enhanced damages in part, to amend the judgment against Method and its principal

[52]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

owner to reflect an award of damages in the total amount of approximately $2.2 million. On October 4, 2016 and November 16, 2016, the Company dismissed its claims against the listing services on a without prejudice basis, respectively. The Company continues to pursue the undismissed lawsuit vigorously, and believes that this product has no right to be on the market given the regulatory history of Donnatal®. Donnatal® is one phenobarbital and belladonna alkyloid product that has a right to a DESI hearing and has distinct legal rights to be actively marketed.

During the second quarter of 2016, the Company agreed to settle a previously disclosed arbitration proceeding commenced by a former financial advisor to the Company, whereby the financial advisor had claimed it was owed approximately $12.3 million in connection with the Covis Acquisition and $26 million in connection with the Concordia International Acquisition, plus accrued interest on such amounts. As part of the settlement, the financial advisor released all claims against the Company and the Company agreed to pay a settlement amount of $12.5 million, which has been recorded in litigation settlement along with $0.96 million associated legal costs.
20. Financial Risk Management
The Company’s activities expose it to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.
Currency Risk
The Company is exposed to currency risk related to the fluctuation of foreign exchange rates. The Company operates primarily in USD, GBP and Euro. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.
A portion of the Company’s business is with customers in continental Europe and other foreign markets with transactions completed in foreign currencies. The Company’s policy, where considered appropriate, is to minimize all currency exposures on any balance not expected to mature within 60 days of its arising.
The Company’s Canadian and Barbados offices incur a small number of transactions in Canadian dollars and Barbados dollars, respectively, and have small bank balances, the totals of which are considered to have an insignificant effect on financial reporting. The Company has not entered into any foreign exchange derivative contracts to hedge the currency risk surrounding Canadian dollars and Barbados dollars.
The Company does not believe it is exposed to currency risk on its net assets denominated in Barbados dollars as the currency is fixed to the U.S. dollar. The Company, however, is exposed to currency risk through its net assets denominated in Canadian dollars, the effect of which is insignificant.
The table below shows the extent to which Company has monetary assets (liabilities) in currencies other than the functional currency of the Company.

As at	Dec 31, 2016	Dec 31, 2015
Amounts in USD
GBP	95,943	145,152
Euro	13,024	12,998
Indian Rupees	9,600	12,083
Canadian Dollars	(4,183)	(2,082)
Other	30,583	25,679
Total	144,967	193,830

During the year ended December 31, 2016, the Company entered into the Currency Swaps to mitigate the foreign exchange risk between the USD and GBP, refer to Note 13 for further details.

[53]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The long term debt which bears interest at floating rates is subject to interest rate cash flow risk resulting from market fluctuations in interest rates. Contingent consideration payable and certain long-term debt bear interest at a fixed rate of interest, and as such are subject to interest rate price risk resulting from changes in fair value from market fluctuations in interest rates. A 1% appreciation (depreciation) in the interest rate would result in the following:

	2016	2015
Impact of a 1% increase in interest rates for contingent purchase consideration payable on net loss	(166)	(1,665)
Impact of a 1% decrease in interest rates for contingent purchase consideration payable on net loss	177	1,760
Impact of a 1% increase in interest rates above LIBOR floor for long-term debt on net loss	(18,009)	(6,331)
Credit Risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist of cash and cash equivalents, accounts receivables, other receivables and favourable derivative financial instruments. The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company’s ability to meet its liquidity needs and provide high returns within those parameters. Management monitors the collectability of accounts receivable and estimates an allowance for doubtful accounts. As at December 31, 2016, the allowance for doubtful accounts was $2,922 (2015 – $6,218).
Concentrations of credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of accounts receivable.
The Company evaluates the recoverability of its accounts receivable on an on-going basis. As of December 31, 2016 the Company’s three largest U.S. wholesale customers account for approximately 28% or $51 million of net trade receivables and 24% or $194 million of total revenue. The Company does not consider there to be additional concentration risk within the Concordia International or Orphan Drugs segments.
Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial liability obligations as they become due. The Company has a planning and budgeting process in place to determine funds required to support the Company's normal operating requirements on an ongoing basis. Since inception, the Company has financed its cash requirements primarily through issuances of securities, short-term borrowings and issuances of long-term debt. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

[54]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The following tables summarize the Company’s significant contractual undiscounted cash flows as at December 31, 2016 and December 31, 2015:

As at	Dec 31, 2016
Financial Instruments	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Accounts payable and accrued liabilities	169,493	—	—	—	—	—	169,493
Provisions	19,441	2,786	1,996	965	2,046	—	27,234
Income taxes payable	4,229	6,453	35,119	—	—	—	45,801
Long-term debt (a)	10,720	10,720	55,052	42,881	1,612,335	1,975,835	3,707,543
Interest on long-term debt	26,623	104,337	140,466	261,298	744,511	181,220	1,458,455
Purchase consideration payable	105,072	—	503	2,503	6,295	7,377	121,750
Derivative financial instruments(b)	—	(2,056)	1,707	7,019	150	—	6,820
	335,578	122,240	234,843	314,666	2,365,337	2,164,432	5,537,096

As at	Dec 31, 2015
Financial Instruments	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Accounts payable and accrued liabilities	158,486	—	—	—	—	—	158,486
Provisions	20,676	7,216	4,837	—	—	—	32,729
Income taxes payable	41,987	—	—	—	—	—	41,987
Long-term debt (a)	4,596	4,596	9,187	45,932	751,865	2,681,082	3,497,258
Interest on long-term debt	35,160	79,170	153,100	264,398	487,798	575,957	1,595,583
Purchase consideration payable	28,015	11,650	231,506	12,417	20,074	28,267	331,929
	288,920	102,632	398,630	322,747	1,259,737	3,285,306	5,657,972

(a) Long-term debt cash flows include an estimate of the minimum required annual excess cash flow sweep (refer to Note 14 (a)).
(b) Derivative financial instruments reflect the interest income, interest expense and principal amounts payable to and receivable from the counterparty under the contracts.
21. Financial Instruments – Fair Value Estimation
Accounting classifications and fair values
The fair value of a financial asset or liability is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For the financial assets and liabilities of the Company, the fair values have been estimated as described below:

Cash and cash equivalents	- approximates to the carrying amount;
Long-term debt	- mainly approximates to the carrying amount in the case of floating interest rate debt;
Receivables and payables	- approximates to the carrying amount

[55]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The following table presents the fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy:

As at	Dec 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Derivative financial instrument	—	23,555	—	23,555
	—	23,555	—	23,555

Financial liabilities measured at fair value through profit or loss
Purchase consideration	—	92,182	19,362	111,544
Derivative financial instrument	—	27,854	—	27,854
	—	120,036	19,362	139,398

As at	Dec 31, 2015
	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value through profit or loss
Purchase consideration	—	—	292,942	292,942
	—	—	292,942	292,942
The current portion of purchase consideration as at December 31, 2016 is $104,039 (2015 - $253,600).
Measurement of fair values

Purchase Consideration	Valuation Technique	Fair Value Hierarchy	Discount Rate	Purchase Consideration as at Dec 31, 2016
Concordia International (a)	Discounted cash flows	Level 2	8%	88,000
Pinnacle earn-out (b)	Discounted cash flows	Level 3	15%	3,979
Pinnacle annual payments (c)	Present value	Level 2	15%	4,182
Focus (d)	Discounted cash flows	Level 3	15%	3,936
Boucher & Muir (e)	Discounted cash flows	Level 3	15%	806
Primegen (f)	Discounted cash flows	Level 3	15%	2,108
Products Acquisition (g)	Discounted cash flows	Level 3	15%	8,533
Total purchase consideration				111,544
Less: current portion				(104,039)
Long-term portion				7,505
The valuation techniques used in measuring Level 2 and Level 3 fair values associated with purchase consideration and derivative financial instruments, as well as the significant unobservable inputs used are outlined below.

(a)
As part of the consideration for the October 21, 2015 acquisition of Concordia International, the Company was obligated to pay the Vendors of Concordia International a maximum cash earn-out of £144 million (with a value at closing of $206.5 million) based on Concordia International’s future gross profit over a period of 12 months from October 1, 2015 to September 30, 2016. Accordingly, a contingent consideration

[56]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

liability was recorded in the amount of £144 million, which represented its fair value at the date of acquisition. Purchase consideration of £72 million ($88.6 million) was paid in December 2016, which reduced the fair value of the purchase consideration liability. The remaining purchase consideration of £72 million ($88.6 million), plus approximately £1.5 million ($1.85 million) in interest, was paid in February 2017.

(b)
As part of the consideration for the acquisition of Pinnacle Biologics Inc. (“Pinnacle”), the Company recorded a contingent consideration liability for its obligation to make additional payments to the former owners of Pinnacle. The liability represents the fair value of up to $5,000 of additional payments based on the achievement of certain milestones related to clinical trials and earn-out payments calculated as 15% of worldwide sales of Photofrin® in excess of $25,000 over the 10 calendar years following the Company’s acquisition of Pinnacle. The expected payment is determined by considering the possible scenarios of trial results, sales thresholds, and the amount to be paid under each scenario and the probability of each scenario. The estimated fair value of the contingent consideration would decrease if the annual gross profit growth rates were lower and would also decrease if the market representative interest rate was lower.

(c)
As part of the consideration for the acquisition of Pinnacle, the Company is obligated to make 10 annual payments of $1,000, with the first payment made on December 31, 2014. The obligation is subordinated and is not subject to interest. The obligation has been recorded at the present value of required payments. The estimated fair value would increase if the market representative interest rate was higher.

(d)	On the acquisition of Concordia International, the Company assumed the Focus Pharma Holdings Limited purchase consideration. The valuation of the purchase consideration liability is dependent on gross profit thresholds for 15 months ending December 2015 and the twelve months ending December 2016, subject to a cap of £7 million and £4 million respectively. The expected payment is determined by considering the possible scenarios of gross profit threshold, receiving marketing authorizations and ensuring continuity of supply of the products, the amount to be paid under each scenario and the probability of each scenario. Purchase consideration of £2 million and £12.4 million was paid in January 2016 and March 2016, respectively, which reduced the fair value of the purchase consideration liability. The estimated fair value of the contingent consideration would decrease if the annual gross profit growth rates were lower and would also decrease if the market representative interest rate was lower.

(e)
On the acquisition of Concordia International, the Company assumed the Boucher & Muir purchase contingent consideration. The valuation of the purchase consideration liability is dependent on EBITDA thresholds for 12 months ending June 2016 and 2017, subject to a cap of Australian Dollar 3 million per year. The expected payment is determined by considering the possible scenarios of EBITDA threshold, the amount to be paid under each scenario and the probability of each scenario. The estimated fair value of the contingent consideration would decrease if the EBITDA amounts were lower and would also decrease if the market representative interest rate was lower.

(f)
On the acquisition of Concordia International, the Company assumed the Primegen Limited purchase contingent consideration. The valuation of the purchase consideration liability is dependent on revenue thresholds for the 12 months ending June 2016 subject to a cap of £10 million, excluding milestones for Nefopam revenues for the12 months ending June 2016 which are subject to a cap of £2.5 million. The valuation is also dependent on approval of launch ready marketing authorizations subject to a cap of £10 million, as well as revenue share on Nefopam equal to 25% of all sales achieved above £2.5 million for each of the first 3 years after launch of the product. The expected payment is determined by considering the possible scenarios of receiving marketing authorizations and ensuring continuity of supply of the products, the amount to be paid under each scenario and the probability of each scenario. Purchase consideration of £12.5 million was paid in the second quarter of 2016 for the approval of marketing authorizations and meeting certain revenue targets, as well as £10 million paid in August 2016 toward existing product sales, which reduced the fair value of the purchase consideration liability. The estimated fair value of the contingent consideration would decrease if the annual revenue growth rates were lower and marketing authorizations are not granted, and similarly the fair value would also decrease if the market representative interest rate was lower.

[57]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(g)
As part of the consideration for the Products Acquisition, the Company recorded a contingent consideration liability for its obligation to pay a cash earn-out if certain performance and supply targets were achieved. The liability represents the fair value of a cash earn-out up to a maximum of £7 million, determined by an EBITDA threshold for the 7 months ending January 31, 2017. The cash earn-out of £7 million was paid in February 2017.

The Company entered into the August 2016 Currency Swap, with an obligation to pay £296,930 over the term of the contract maturing on April 15, 2023, at an interest rate of 10.294%. The Company will receive USD $382,000 over the term of the contract maturing on April 15, 2023, at an interest rate of 10.650%. The valuation method used for the derivative financial instrument was a discounted cash flow regression model, which considers USD forward rates relative to GBP, interest rates, credit spreads and credit default rates, as well as other market factors. The USD to GBP exchange rate at inception of the contract on August 17, 2016 was 1.2865. The USD to GBP exchange rate at December 31, 2016 was 1.2305. The estimated fair value would increase or decrease if the market representative interest rate was lower or higher, respectively. The estimated fair value would increase or decrease if the USD to GBP exchange rate was higher or lower, respectively.

The Company entered into the November 2016 Currency Swap, with an obligation to pay £286,580 over the term of the contract maturing on April 1, 2022, at an interest rate of 9.95%. The Company will receive USD $350,000 over the term of the contract maturing on April 1, 2022, at an interest rate of 9.00%. The valuation method used for the derivative financial instrument was a discounted cash flow regression model, which considers USD forward rates relative to GBP, interest rates, credit spreads and credit default rates, as well as other market factors. The USD to GBP exchange rate at inception of the contract on November 3, 2016 was 1.2213. The USD to GBP exchange rate at December 31, 2016 was 1.2305. The estimated fair value would increase or decrease if the market representative interest rate was lower or higher, respectively. The estimated fair value would increase or decrease if the USD to GBP exchange rate was higher or lower, respectively.

Reconciliation of Level 3 fair values

The following table presents movement from the opening balance to the closing balances for Level 3 fair values:

Purchase consideration
Balance as at January 1, 2015	25,108
Acquisition of Concordia International	206,490
Assumed on acquisition of Concordia International	68,984
Paid during the year	(3,557)
Write-off during the year	(2,452)
Recognized in consolidated statement of income (loss)	(1,631)
Balance as at December 31, 2015	292,942

Balance as at January 1, 2016	292,942
Transfer to Level 2	(92,182)
Paid during the year	(147,207)
Additional purchase consideration during the year (Note 5)	8,691
Recognized in consolidated statement of income (loss)	(8,407)
Impact of foreign exchange	(34,475)
Balance as at December 31, 2016	19,362

[58]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Transfers between Level 3 and Level 2 occur when valuation techniques change from using unobservable inputs to observable inputs.

As part of the consideration for the October 21, 2015 acquisition of Concordia International, the Company was obligated to pay the Vendors of Concordia International a maximum cash earn-out of £144 million based on Concordia International’s gross profit over the 12 month period from October 1, 2015 to September 30, 2016. As at and prior to September 30, 2016, cash earn-out payments were valued based on internal cash flow forecasts for future gross profit during this 12 month period. This resulted in a Level 3 fair value due to the use of unobservable inputs. However, upon the completion of the 12 month period of October 1, 2015 to September 30, 2016, an agreement was reached with the Vendors of Concordia International as to the final cash earn-out amount owed by the Company and therefore the amount is no longer contingent. The revised valuation technique uses observable inputs. Accordingly, the fair value measurement was reclassified to Level 2.

Other than described above, there were no changes in valuation techniques during the year.
22. Capital Management

The Company’s capital management objectives are to safeguard its ability to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its activities, to pursue its commercialization efforts and to maintain its ongoing operations. The Company includes long-term debt and shareholders’ equity in the definition of capital.
The below table sets forth the Company’s capital structure:

As at	Dec 31, 2016	Dec 31, 2015
Long-term debt (Note 14)	3,707,543	3,497,258
Shareholders' Equity	(377,573)	1,156,208
	3,329,970	4,653,466
23. Segmented Reporting

Operating Segments

The Company has three reportable operating segments: Concordia North America, Concordia International and Orphan Drugs, as well as a Corporate cost centre. A brief description of each is as follows:
Concordia North America
The Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; and Plaquenil® for the treatment of lupus and rheumatoid arthritis. Concordia North America’s product portfolio consists of branded-products and authorized generic contracts. The segment’s products are manufactured and sold through an out-sourced production and distribution network.
Concordia International
Concordia International is comprised of the Concordia International group of companies acquired by Concordia on October 21, 2015, which consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 90 countries. Concordia International specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 200 products are manufactured and sold through an out-sourced manufacturing network and

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Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

marketed internationally through a combination of direct sales and local distribution relationships. Concordia International mainly operates outside of the North American marketplace.
Orphan Drugs
The Orphan Drugs segment's primary focus is its sole product Photofrin®, that has FDA approval and orphan drug status in respect of esophageal cancer and high-grade dysplasia in Barrett’s esophagus. In addition, Photofrin® is FDA approved for the treatment of non-small cell lung cancer. Concordia's Orphan Drug segment uses a third party supply chain to produce and distribute Photofrin®, except for distribution in the U.S. territory, which distribution is completed by an affiliate of the Company. The Company is currently focusing on the use of Photofrin® for the treatment of lung cancer in line with its approved indication.
Corporate
The Corporate cost centre represents certain centralized costs including costs associated with the Company's head office in Canada and costs associated with being a public reporting entity.

The following tables set forth operating income (loss), goodwill, total assets and total liabilities by reportable operating segment for the years ended December 31, 2016 and 2015.

	Concordia North America	Concordia International	Orphan Drugs	Corporate	Year ended Dec 31, 2016

Revenue	248,235	557,514	10,410	—	816,159
Cost of sales	36,294	181,239	3,669	—	221,202
Gross profit	211,941	376,275	6,741	—	594,957

Operating expenses
General and administrative	7,591	26,356	2,688	19,820	56,455
Selling and marketing	20,618	27,126	3,389	—	51,133
Research and development	6,351	24,602	9,684	—	40,637
Acquisition related, restructuring and other	2,900	13,608	2,937	16,523	35,968
Share based compensation	(38)	—	—	30,791	30,753
Amortization of intangible assets	50,856	130,306	1,640	17	182,819
Impairment	877,076	255,167	—	—	1,132,243
Depreciation expense	58	1,671	8	202	1,939
Change in fair value of purchase consideration	—	866	(21,289)	11,494	(8,929)
Litigation settlements	14,246	—	—	—	14,246
Total operating expenses	979,658	479,702	(943)	78,847	1,537,264

Operating income (loss), continuing operations	(767,717)	(103,427)	7,684	(78,847)	(942,307)

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Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Orphan Drugs	Corporate	Year ended Dec 31, 2015

Revenue	268,299	115,721	10,204	—	394,224
Cost of sales	34,425	57,949	1,920		94,294
Gross profit	233,874	57,772	8,284	—	299,930

Operating expenses
General and administrative	8,137	5,812	2,271	13,477	29,697
Selling and marketing	14,220	6,700	2,566	—	23,486
Research and development	4,894	4,232	5,866	—	14,992
Acquisition related, restructuring and other	6,610	4,167	479	45,951	57,207
Share based compensation	176	—	257	15,765	16,198
Exchange listing expenses	—	—	—	1,051	1,051
Amortization of intangible assets	48,213	25,957	1,640	—	75,810
Depreciation expense	43	334	21	79	477
Change in fair value of purchase consideration	56	—	7,334	(6,829)	561
Litigation settlements	—	—	—	—	—
Total operating expenses	82,349	47,202	20,434	69,494	219,479

Operating income (loss), continuing operations	151,525	10,570	(12,150)	(69,494)	80,451

Income (loss) from continuing operations before tax includes the total Operating income (loss) from continuing operations above plus other income and expense which do not form part of any reportable operating segment.

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Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Orphan Drugs	Corporate	Total
As at					Dec 31, 2016
Goodwill, continuing operations	—	679,964	27,966	—	707,930

Total assets, continuing operations	757,749	2,585,654	70,009	318,162	3,731,574

Total liabilities, continuing operations	41,982	454,394	15,033	3,597,738	4,109,147

As at					Dec 31, 2015
Goodwill, continuing operations	3,062	793,501	27,966	—	824,529

Total assets, continuing operations	1,694,543	3,473,160	75,571	32,516	5,275,790

Total liabilities, continuing operations	8,600	655,564	50,620	3,411,014	4,125,798

Geographic Information
The Company has major operations in Barbados, Canada, the United States and the United Kingdom. The following table sets forth revenue by geographic location based on contracted entity (excluding inter-company transactions):

For the year ended					Dec 31, 2016
	Barbados	Canada	United States	United Kingdom	All other countries	Total
Revenue	249,651	—	8,993	386,404	171,111	816,159

For the year ended					Dec 31, 2015
	Barbados	Canada	United States	United Kingdom	All other countries	Total
Revenue	269,081	—	9,422	77,594	38,127	394,224

Product Revenue by Category
Concordia North America and Orphan Drug

	2016	2015
Branded	194,475	240,330
Authorised Generics and other	64,170	38,173
Total	258,645	278,503

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Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Concordia International

	2016	2015
Branded	192,995	43,241
Generics	364,519	72,480
Total	557,514	115,721

The following table sets forth assets and liabilities by geographic location (excluding inter-company balances and investments in subsidiaries):

As at	Dec 31, 2016
	Barbados	Canada	United States	United Kingdom	All other countries(1)	Total

Current assets	118,957	317,473	13,269	101,279	163,046	714,024
Non-current assets	681,304	689	14,228	1,246,298	1,075,031	3,017,550
Total assets, continuing operations	800,261	318,162	27,497	1,347,577	1,238,077	3,731,574

Current liabilities	44,523	129,139	2,293	95,348	151,756	423,059
Non-current liabilities	10,199	3,468,599	—	155,511	51,779	3,686,088
Total liabilities, continuing operations	54,722	3,597,738	2,293	250,859	203,535	4,109,147

As at	Dec 31, 2015
	Barbados	Canada	United States	United Kingdom	All other countries(1)	Total

Current assets	131,503	30,836	11,853	176,297	131,706	482,195
Non-current assets	1,611,628	1,683	14,591	2,057,300	1,108,393	4,793,595
Total assets, continuing operations	1,743,131	32,519	26,444	2,233,597	1,240,099	5,275,790

Current liabilities	44,159	104,963	1,146	326,330	32,774	509,372
Non-current liabilities	—	3,319,920	—	241,771	54,735	3,616,426
Total liabilities, continuing operations	44,159	3,424,883	1,146	568,101	87,509	4,125,798

Notes:
(1) All other countries is comprised primarily of Australia, India, Ireland, Jersey, Netherlands and Sweden.
24. Directors and key management compensation

Compensation, consisting of salaries, bonuses, other benefits, severance and director fees to key management personnel and directors for the year ended December 31, 2016 amounted to $7,928 (2015 – $7,549).

Share based compensation expense recorded for key management and directors, for the year ended December 31, 2016 amounted to $11,465 (2015 – $8,842). The stock based compensation for the period includes the accelerated vesting of stock options and RSUs held by a former officer of the Company.

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Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

25. Nature of expenses

The nature of expenses included in cost of sales and operating expenses are as follows:

	2016	2015
Production, manufacturing and distribution costs	221,202	94,294
Salaries, bonus and benefits	50,605	27,766
Sales and marketing expenses	38,431	9,418
Research and development expenses	34,411	14,992
Share-based compensation	30,753	16,198
Amortization and depreciation	184,758	76,287
Impairments	1,132,243	—
Change in fair value of purchase consideration	(8,929)	561
Professional fees including acquisition and restructuring	41,899	57,207
Travel expenses	8,272	4,551
Rent and facilities	2,709	1,014
Litigation settlements	14,246	—
Other expenses	7,866	11,485
Total	1,758,466	313,773
26. Discontinued operations

In December 2015, the Company decided to wind down operations of its former Specialty Healthcare Distribution Division and its subsidiary Complete Medical Homecare, Inc. (“CMH”) which distributed diabetes testing supplies and other healthcare products. CMH was legally terminated on December 16, 2016, and consequently the wind up of CMH was completed in December 2016.

Net loss from the discontinued operation includes:

	2016	2015
Revenue	23	7,756
Expenses	522	10,667
Pre-tax loss from discontinued operations	(499)	(2,911)
Income tax expense (recovery)	1,102	(768)
Net loss from discontinued operations	(1,601)	(2,143)

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Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

27. Non-cash working capital

Changes in non-cash working capital is comprised of:

	2016	2015
Accounts receivable	12,392	(55,458)
Inventory	(9,893)	(6,370)
Prepaid expenses and other current assets	10,801	(14,738)
Accounts payable and accrued liabilities	(1,380)	(2,054)
Provisions	(5,637)	10,930
Other liabilities	(195)	155
Changes in non-cash working capital	6,088	(67,535)

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